UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 10-K ~~10-K~~ A&S

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .



Commission File No. 1-10317

LSI CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**94-2712976**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1621 Barber Lane
Milpitas, California 95035
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(408) 433-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of July 4, 2010 was approximately $2.9 billion, based on the reported last sale price on the New York Stock Exchange of such equity on the last business day of the fiscal quarter ending on such date.

As of February 22, 2011, 616,035,633 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2011 annual meeting of stockholders.

LSI Corporation
Form 10-K
For the Year Ended December 31, 2010
Index

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar words are intended to identify forward-looking statements. Although we believe our expectations are based on reasonable assumptions, our actual results could differ materially from those projected in the forward-looking statements. We have described in Part I, Item 1A-"Risk Factors" a number of factors that could cause our actual results to differ from our projections or estimates. Except where otherwise indicated, the statements made in this report are made as of the date we filed this report with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update the information in this report, except as may otherwise be required by law.

PART I

Item 1. *Business*

General

We design, develop and market complex, high-performance storage and networking semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. We also offer external storage systems, storage systems software, redundant array of independent disks, or RAID, adapters for computer servers, and RAID software applications.

Integrated circuits, also called semiconductors or chips, are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions and processing and storing data.

Our semiconductor business provides products for leading original equipment manufacturer, or OEM, companies, in the server, storage and networking industries. Our storage systems business designs and sells entry-level and mid-range storage systems for leading storage OEMs, as well as to our channel customers. It also designs and sells storage systems components to distributors who sell unbranded storage systems to small and midsized businesses.

Segment Information

We operate in two segments — the Semiconductor segment and the Storage Systems segment.

Our Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. We design custom solutions for a specific application defined by the customer. We develop standard products for market applications that we define and then sell to multiple customers. We sell our integrated circuits for storage applications principally to makers of hard disk drives, solid state drives and computer servers. We sell our integrated circuits for networking applications principally to makers of devices used in computer and telecommunications networks and, to a lesser extent, to makers of personal computers. We also generate revenue by licensing other entities to use our intellectual property.

Our Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. We also offer RAID adapters for computer servers and associated software for attaching storage devices to computer servers. We sell our storage systems and storage solutions primarily to OEMs who resell these products to end customers under their own brand name. In 2010, the Semiconductor segment accounted for approximately 62.9% of our revenue and the Storage Systems segment accounted for approximately 37.1% of our revenue. You can find additional financial information about our segments and geographic financial information in Note 9 to our financial statements in Item 8. See Item 1A — "Risk Factors" for information about risks we face as a result of our operations outside the United States.

Company Information

We were incorporated in California on November 6, 1980 and reincorporated in Delaware on June 11, 1987.

We maintain an Internet website at www.lsi.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission. You can read any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at (800) 732-0330. Information on our website is not incorporated by reference into this report.

Products

SEMICONDUCTOR SEGMENT

Storage Products

Hard Disk, Solid State and Tape Drive Electronics. We sell integrated circuits for hard disk, solid state and tape drive solutions, which are used to store and retrieve data in personal computers, corporate network servers, archive/back-up devices and consumer electronics products such as digital video recorders, game consoles and digital media players. A hard disk drive contains physical media, one or more "platters" that store data, a motor that spins the media, drive heads that read data from and write data to the media and electronics that process the data and control the disk drive. A solid state drive stores data in flash memory instead of on a hard disk, providing high speed access to stored data. Tape drives store data on magnetic tape and provide a high-capacity, cost-effective tiered data storage back-up solution.

Our TrueStore® family of storage electronics products includes systems-on-a-chip, read channels, pre-amplifiers, serial physical interfaces and hard disk controllers as well as custom firmware. These are the critical chips required to read, write and protect data. We offer products that can be used in a variety of storage applications, including hard drives and solid state drives intended for notebook computers, desktop computers and enterprise servers, and in tape drives.

A storage system-on-a-chip, or SoC, is an integrated circuit that combines the functionality of a read channel, serial interface, memory and a hard disk controller in a small, high-performance, low-power and cost-effective package. Read channels convert analog signals that are generated by reading the stored data on the physical media into digital signals. Analog refers to a transmission technique employing a continuous signal that varies in amplitude, frequency or phase of the transmission. Digital refers to a method of transmitting, storing and processing data that uses distinct electronic or optical pulses to represent the binary digits 0 and 1. We also sell pre-amplifiers, or preamps, which are used to amplify the initial signal to and from the drive disk heads so the signal can be processed by the read channel. We provide similar technology for tape drives. Our hard disk controllers are used to control signal processing and communications functions within the disk drive.

Storage Interface Products. We also offer solutions that make possible data transmission between a host computer and storage peripheral devices such as magnetic, solid state and optical disk drives and disk and tape-based storage systems. These products include:

- *Storage Standard Products.* Our product line includes SAS, SATA and RAID-On-Chip, or RoC, integrated circuits combined with our Fusion-MPT™ firmware and drivers to form intelligent storage interface solutions primarily for server and storage systems motherboard applications. Additionally, our product line includes SAS and SATA bus expander integrated circuits, Fibre Channel integrated circuits, SAS switches, and disk drive bridging or interposer circuits used primarily in storage systems. In 2010 we introduced our PCI Express®-based solid-state storage solution, which uses the industry-standard SAS protocol and LSI SAS software to deliver a high-performance storage solution with enhanced reliability and industry-leading storage density. We sell our integrated circuit solutions both in an integrated circuit plus software form or as a complete solution including the host bus adapter board itself.
- *Storage Custom Solutions.* We also offer custom solutions to customers who develop Fibre Channel and Fibre Channel over Ethernet storage area network, or SAN, switches and host bus adapters, storage systems, hard disk drives and tape peripherals. By leveraging our extensive experience in providing solutions for these applications, we have developed a full portfolio of high-speed interface intellectual property that is combined with our customers' intellectual property to form custom solutions that provide a connection to the network, the SAN, memory systems and host buses. Using these pre-verified interfaces, our customers can reduce development risk and achieve quicker time to market. Our intellectual property offerings include high performance SerDes cores supporting Fibre Channel, SAS, SATA, 10-Gigabit Ethernet, Gigabit

Ethernet, Infiniband, SAS, Serial RapidIO and PCI-Express industry standards and a family of high-performance Fibre Channel, Ethernet, RapidIO, PCI-E, SAS and SATA protocol controllers.

Networking Products

We offer comprehensive solutions that allow networking service providers to deliver a variety of highly reliable communications services over Internet Protocol, or IP, networks. IP networks are packet-based. In an IP network, packets of data that are part of the same telephone conversation or video program can be routed over different paths. Traditional telephone networks are circuit-based where all data packets follow the same dedicated path or circuit. Historically, the dedicated paths in circuit-based networks have provided greater reliability than packet-based networks, although at the cost of flexibility.

Our networking solutions are designed to enable IP networks to provide reliability similar to that of circuit-based networks and incorporate quality of service features that allow more critical data to receive priority over less critical data. For example, packets containing television picture data, which if delayed can result in a noticeable flaw in the picture, can be prioritized over packets containing web-page data being downloaded to a personal computer, which if delayed is less likely to be noticed.

Our networking portfolio includes solutions for carrier-managed gateways that would typically be used in small office, home office and small-to-medium business applications. The portfolio also includes solutions for multi-service wired and wireless access systems found in carrier networks. Multi-service systems can handle traffic such as data and video in addition to voice. Our networking solutions include chips such as our network processors, digital signal processors, content-inspection processors, traffic shaping devices and physical layer devices, as well as software, evaluation systems and reference designs. Our development efforts are focused on multicore processor SoCs to deliver solutions for wired and wireless access, media gateway, service provider and enterprise networks.

We offer both custom and standard networking product solutions.

Custom Networking Products

We sell integrated circuits that are custom developed for our customers. These integrated circuits incorporate our intellectual property or combine our intellectual property with the intellectual property of our customers or other third parties to create a customized solution for these customers. For some customers, we design and manufacture the integrated circuit while the key intellectual property belongs solely to our customers. In 2010, we introduced our 28nm silicon platform with an advanced design methodology for custom SOCs, offering power savings at increased density and higher performance. This platform allows our wireless infrastructure and enterprise networking customers to meet performance demands while simultaneously reducing product and cooling costs.

Network Processors and Communication Processors

Network processors are typically used in switching and routing systems to classify, prioritize and forward packets as they move through a carrier's network. Communication processors handle the setup and operation of the network itself. We offer network processors and communication processors with the ability to handle a range of data throughputs, from 200 megabits per second up to 6 gigabits per second. Megabits and gigabits are units of measurement for data. A megabit is equal to approximately one million bits and a gigabit is equal to approximately 1,000 megabits. For example, our APP2200 communication processor family provides a lower cost solution intended for systems located between the customer's premises and the carrier's local central office, where data throughput demands are lower, but the need to prioritize the packets is still critical for all services to be delivered successfully. Our APP650 network processor is a higher throughput solution designed for use in systems that are closer to the core of a carrier's IP network, where data throughput demands are higher.

Digital Signal Processors

Digital signal processors, or DSPs, perform advanced algorithms on analog signals that have been transformed into digitally-encoded bitstreams. Our DSPs perform audio, video and speech signal processing, compression, transcoding and transrating and can be used in applications including Voice-over-IP, or VoIP, communications, business and enterprise gateways, access routers, video delivery, media gateways and wired and wireless access network equipment.

Content Inspection Processors

We offer a family of content inspection processors, which are available as integrated circuits, boards and software acceleration components designed for network equipment, appliance and server vendors. Our Tarari® content inspection processors perform deep packet inspection at wire speeds, ranging from 100 megabits per second to over 10 gigabits per second. These products offload and accelerate applications such as anti-virus, anti-spam, intrusion prevention/detection systems, compliance, content-based routing and XML processing.

Multi-Service Processors

In addition to the networking products described above, we offer integrated circuits and supporting software designed for equipment used in access, metropolitan, and wide-area backbone telecommunications and packet networks. Our products can be used in equipment in both wired and wireless networks.

Broadband Aggregation Devices. Broadband is a general term that refers to high-speed data transmission. Our broadband access integrated circuits, or mappers, support data transport between central offices and enterprise sites by aggregation and termination. Aggregation refers to the combining of many low-speed, or tributary, data signals from enterprises into higher speed, or trunk, data signals for transmission to a central office. Termination refers to the separation of trunk data signals into lower-speed, tributary data signals.

Our products support data transport for T-carrier data transport in North America. T-carrier is a digital transmission service from a common carrier. We support similar services worldwide. These services are referred to as J-carrier in Japan and E-carrier in Europe. T-carrier services such as T1 and T3 lines are used to create point-to-point networks for use by enterprises. T1 and T3 lines refer to different levels of T-carrier service that transmit data at 1.544 megabits per second and 44.736 megabits per second, respectively.

SONET/SDH Network Devices. Synchronous optical networks, which are typically referred to as SONET, and synchronous digital hierarchy standard networks, or SDH, carry data, voice and video traffic through a network by combining lines carrying traffic at slower speeds with lines carrying traffic at higher speeds. This process is known as multiplexing, and involves directing traffic from the individual lines into designated time slots in the higher speed lines, and directing those lines into still higher speed lines. The SONET/SDH equipment that handles the directing of traffic into slower speed and faster speed lines is the add-drop multiplexer. Add-drop multiplexers also handle the addition and removal of traffic from a SONET/SDH communication transmission. We offer single-chip integrated circuit solutions called framers, for add-drop multiplexing of data and voice traffic. In addition, our framers are used in high-speed routers within optical networks. A router is an interface, or link, between two networks.

Personal Connectivity Solutions

We sell high speed input/output products primarily to manufacturers of computers, peripheral equipment and communications equipment. Input/output refers to the transfer of data within and between computers; peripheral equipment, such as printers, scanners and digital cameras; and data networks. Our products support established connectivity and transmission standards known as Gigabit Ethernet, IEEE-1394, and Universal Serial Bus or USB.

In addition, we sell integrated circuits and associated software for modem products, primarily to manufacturers of personal computers, notebook computers, point-of-sale terminals, facsimile machines, multi-function printers, cable and satellite set-top boxes and other electronic equipment.

We believe that our systems-level knowledge and integrated circuit design methodologies allow us to turn our customers' design concepts into systems solutions quickly and effectively. Our intellectual property gives our customers the flexibility to customize their products to meet their individual cost and performance objectives.

STORAGE SYSTEMS SEGMENT

We offer a wide range of products for the storage markets in two main areas: external storage systems hardware and associated software and internal storage products and software. These products are sold through our OEM customers, as well as to our channel customers and distributors who sell unbranded storage systems. Our products are highly modular, which provides our customers with the flexibility to integrate our sub-assemblies with third-party components, such as disk drives or software, to form their own storage systems products. Our modular product approach allows our customers to create highly customized storage systems that can then be integrated with value-added software and services and delivered as complete, differentiated data storage solutions to their target markets. During 2010, we introduced our CTS2600 family of configurable storage components, designed to provide channel partners with the flexibility to assemble complete systems to their customers' specifications.

External Storage Systems. We offer a broad line of open, modular storage products comprised of complete systems and sub-assemblies configured from modular components, such as our storage controller modules, disk drive enclosure modules, related management software and advanced data protection software for creating local and remote copies of critical data. These storage systems are connected to one or more servers in a storage area network, or SAN, providing block data services. We also offer network attached storage solutions in the form of gateway products, which provide file data services. These gateways can be combined with our SAN storage systems or other vendors' storage systems to provide complete network attached storage solutions.

Our external storage systems product family includes entry level and mid-range storage systems, including the Engenio 2600 which was introduced in 2010. The Engenio 2600 is an upgradeable entry-level system, providing flexibility for enhanced performance, reliability and scalability. Our external storage product family features the Engenio Operating System, or EOS, a suite of storage and data management software that enables enterprise system administrators to easily protect, manage and better utilize their data and information assets. EOS also offers advanced copy services such as snapshot, volume copy and remote volume mirroring, to provide increased levels of data protection. We design and develop storage management software that operates within all major open operating systems, including Windows, UNIX and UNIX variants and Linux environments, and server virtualization offerings including VMware and Hyper-V.

Internal Storage Products. We offer a variety of direct-attach RAID solutions as part of our MegaRAID® and 3ware® product families of RAID products, which store data using multiple drives and various data replication strategies to minimize the impact of the failure of any one drive. Our MegaRAID and 3ware products include single-chip RAID-on-motherboard solutions, a broad family of PCI-X and PCI Express RAID controller boards featuring SATA and SAS interfaces, and software-based RAID products for entry level RAID data protection. All of these solutions utilize our fully featured RAID software and management utilities for robust storage configuration and deployment. In addition to the OEM channel, we offer MegaRAID and 3ware branded products through a network of distributors and resellers.

We test and certify our products, both independently and jointly with our customers, with those of other hardware, networking and storage software vendors to ensure a high level of interoperability and performance. Our products are targeted at a wide variety of data storage applications, including Internet-based applications such as cloud computing, online transaction processing and e-commerce, data warehousing, file serving, video editing and post-production and high-performance computing.

Marketing and Distribution

Semiconductor Marketing and Distribution

The semiconductor industry is highly competitive and is characterized by rapidly changing technology. Our marketing strategy requires that we forecast trends in the evolution of products and technology. We must then act upon this knowledge in a timely manner to develop competitively priced products offering superior features, performance or levels of integration.

Our semiconductor products and design services are sold primarily to OEM customers through our network of direct sales, marketing and field engineering offices located in North America, Europe, Japan and elsewhere in Asia. We also work with independent industrial and commercial distributors and manufacturers' representatives or other channel partners in North America, Europe, Japan and elsewhere in Asia. Some of our distributors possess engineering capabilities, and design and purchase both custom solutions and standard products from us for resale to their customers. Other distributors focus solely on the sale of standard products.

Storage Systems Marketing and Distribution

We sell our storage systems products, value-added storage software, and MegaRAID products to our OEM customers who sell them worldwide under their own brand identities using their sales and distribution channels. We also distribute our MegaRAID products, 3ware RAID server adapters, ONStor network attached storage gateways and recently introduced CTS2600 storage components through a network of resellers and distributors, who resell the products to end users with additional hardware, software and services, or on a standalone basis for use with existing equipment.

The products we sell to our OEM customers may be integrated by the OEM with value-added services, hardware and software and delivered as comprehensive and differentiated storage solutions to enterprises. We work closely with our OEM customers and tailor these relationships to meet the diverse needs and requirements of end customers worldwide. We also provide our OEM customers with training services to enhance their abilities to sell and support our products. After receiving our training services, most of our OEM customers independently market, sell and support our products, requiring limited ongoing product support from us. We assist some of our OEM customers further by providing additional resources such as tailored, account-specific education, training, technical support and sales and marketing assistance, allowing these customers to leverage our storage products and industry expertise. By selling products through our OEM customers and leveraging their brand marketing and worldwide sales channels, we are able to address more markets, reach a greater number of enterprises, and achieve better leverage of our sales and marketing expenditures.

Our marketing efforts support our OEM customers, as well as our distributors and reseller channels, with programs targeted at developing differentiated go-to-market strategies and increasing sales effectiveness. Depending on the nature of our channel customer engagement, our marketing teams offer various levels of assistance in assessing and analyzing the competitive landscape, defining product strategy and roadmaps, developing product positioning and pricing, creating product launch support materials and closing sales. These marketing teams carefully coordinate joint product development and marketing efforts with our customers to ensure that we address and effectively target enterprise requirements. We maintain sales and marketing organizations in the United States and internationally in China, France, Germany, Italy, Japan, Singapore, Sweden and the United Kingdom.

Customers

In 2010, International Business Machines Corporation accounted for approximately 19.4% and Seagate Technology accounted for approximately 13.8% of our total revenues. No other customer accounted for more than 10% of our total revenues in 2010. We currently have a highly concentrated customer base as a result of our strategy to focus our marketing and sales efforts on select, large-volume customers. Our top 10 end customers in 2010, based on revenue, accounted for approximately 64.6% of our revenue. The loss of any of our significant customers, any substantial decline in sales to these customers, or any significant change in the timing or volume of purchases by these customers could result in substantially lower revenues and could materially harm our business, financial condition or results of operations.

Manufacturing

Semiconductor Manufacturing

The semiconductor manufacturing process begins with wafer fabrication, where a design is transferred to silicon wafers through a series of processes, including photolithography, ion implantation, deposition of numerous films and the etching of these various films and layers. Each circuit on the wafer is tested in the wafer sort operation. The good circuits are identified and the wafer is then separated into individual die. Each good die is then assembled into a package that encapsulates the integrated circuit for protection and allows for electrical connection to a printed circuit board. The final step in the manufacturing process is final test, where the finished devices undergo stringent and comprehensive testing.

Wafer fabrication is very complex and costly, and the industry trend has been towards outsourcing all or a portion of this operation to silicon foundries located throughout the world. Our wafer fabrication is performed by third-party foundries, including Taiwan Semiconductor Manufacturing Corporation, our primary foundry partner, and other foundries such as IBM and Silicon Manufacturing Partners, a joint venture owned by us and GLOBALFOUNDRIES.

We also use third-party suppliers, including STATS ChipPAC and Amkor Technology, to perform final assembly and test operations for us.

We believe that using third-party manufacturing services allows us to focus on product development and increases our operational flexibility, by improving our ability to adjust manufacturing capacity in response to customer demand and to introduce new products rapidly. It also reduces our capital requirements as we do not need to spend large amounts to build and upgrade manufacturing facilities, particularly in the area of wafer fabrication, where facilities must be upgraded periodically and each upgrade tends to cost significantly more than the preceding upgrade.

Storage Systems Manufacturing

We use third-party suppliers for standard components, such as disk drives and standard computer processors, which are designed and incorporated into our products. Additionally, we outsource the manufacturing of our product components, such as printed circuit boards, chassis assemblies and enclosures, in order to take advantage of scale, quality and cost benefits afforded by using third-party manufacturing services. We also use third-party suppliers to assemble and test our storage systems products.

The assembly of our storage systems products involves integrating components and manufactured sub-assemblies into final products, which are configured and tested before being delivered to our customers. The highly modularized nature of our storage systems products allows for flexible assembly and delivery models, which include build-to-order, configure-to-order, direct shipment, bulk shipment and local fulfillment services. We have implemented these models in an effort to reduce lead times for delivery of our products and to enable channel customers to select from among multiple manufacturing and delivery alternatives, the methods that best complement their operations.

Our RAID server adapter products incorporate a variety of standard industry components and LSI-designed components, mounted on printed circuit board assemblies. The manufacturing, assembly and test operations for LSI's RAID server adapters are all fully outsourced to third-party suppliers to take advantage of the scale, quality and cost benefits afforded by third-party manufacturing services. Our RAID server adapter and interposer boards are produced in configurations ranging from bulk packaging of high volume units sold to the major server and workstation OEMs, to low volume products for indirect channels featuring retail packaging with software media, documentation and interconnect cables. LSI's RAID server adapters are shipped from our third-party suppliers to our worldwide inventory hubs, directly to OEM factories, or to distributors who supply them to a variety of indirect channels in the market.

Backlog

Semiconductor Backlog

In the Semiconductor segment, we generally do not have long-term volume purchase contracts with our customers. Instead, customers place purchase orders that are subject to acceptance by us. The timing of the design activities for which we receive payment and the placement of orders included in our backlog at any particular time is generally within the control of the customer. For example, there could be a significant time lag between our commencement of design work and the receipt of a purchase order from a customer for the units of a developed product. Also, customers may from time to time revise delivery quantities or delivery schedules to reflect their changing needs. For these reasons, we do not believe that our backlog as of any particular date is a meaningful indicator of future annual sales.

Storage Systems Backlog

Due to the nature of our business, we generally have relatively low levels of backlog in the Storage Systems segment and our quarterly revenues depend largely on orders booked and shipped within the same quarter. Consequently, we believe that backlog is not a good indicator of future sales. Because lead times for delivery of our storage systems products are relatively short, we must build products in advance of orders. This subjects us to certain risks, most notably the possibility that expected sales will not materialize, leading to excess inventory, which we may be unable to sell to our customers.

Competition

Semiconductor Competitors

The semiconductor industry is intensely competitive and characterized by continuing technological change, rapid product obsolescence, evolving industry standards and price erosion. Many of our competitors are larger, diversified companies with substantially greater financial resources than us. Some of our competitors are also customers of ours who have internal semiconductor design and manufacturing capacity. We also compete with smaller and emerging companies whose strategy is to sell products into specialized markets or to provide only a portion of the range of products and services that we offer.

Our principal competitors in the Semiconductor segment include Avago Technologies Limited, Cavium Networks, Inc., Freescale, Inc., International Business Machines Corporation, Marvell Technology Group, Ltd., NetLogic Microsystems, Inc., PMC-Sierra, Inc., STMicroelectronics N.V. and Texas Instruments, Inc.

The principal competitive factors in the semiconductor industry include:

- design capabilities;
- differentiating product features;
- product performance characteristics;
- time to market;
- price;
- breadth of product line;
- customer support;
- logistics and planning systems; and
- utilization of emerging industry standards.

While we believe we are competitive on the basis of all the factors listed above, we believe some of our competitors compete more favorably on the basis of price and on delivering products to market more quickly. However, we feel we are particularly strong in offering integrated solutions, broad product lines, product performance, customer support and logistics and planning systems. In addition, existing suppliers tend to have an advantage when competing for designs, which can make it difficult for us to win designs at new customers, even if we compete favorably on the factors identified above.

The markets into which we sell our semiconductor products are subject to intense price competition. We expect to continue to experience declines in the selling prices of our semiconductor products over the life cycle of each product. In order to offset or partially offset declines in the selling prices of our products, we continually strive to reduce the costs of products through product design changes, manufacturing process changes, yield improvements and procurement of wafers from outsourced manufacturing partners.

Storage Systems Competitors

The market for our storage systems products is highly competitive, rapidly evolving and subject to changing technology, customer needs and new product introductions. We compete with products from storage systems and sub-system providers such as Dot Hill Systems Corporation, Infortrend Technology Inc., PMC-Sierra, Inc., Promise Technology Inc., and Xyratex Group Limited. We also face competition from internal divisions of several of our OEM customers, such as IBM and Dell, who must choose whether to develop products internally or obtain them from companies such as LSI. We also compete indirectly with large, well-capitalized storage systems companies such as EMC Corporation, Hitachi Data Systems and NetApp, Inc., who sell to the same end-customers as our OEM customers.

The principal competitive factors for storage systems products include:

- features and functionality;
- product performance and price;
- reliability, scalability and data availability;
- interoperability with other server, storage networking and storage systems platforms;
- interoperability with industry applications, including database, email and internet content delivery systems;
- support for emerging industry and customer standards;
- levels of training, marketing and customer support;
- level of easily customizable features;
- quality and availability of supporting software;
- quality of system integration; and
- technical services and support.

Our ability to remain competitive will depend largely upon our ongoing performance in the areas of product development and customer support. To be successful in the future, we believe that we must respond promptly and effectively to the challenges of technological change and our competitors' innovations by continually innovating and enhancing our product offerings. We must also continue to aggressively recruit and retain employees highly qualified and technically experienced in hardware and software development in order to achieve and maintain industry leadership in product development and support.

Patents, Trademarks and Licenses

We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. As of December 31, 2010, we had approximately 11,200 U.S. patents and patent applications and a number of related foreign patents and patent applications. These patents include patents related to the following technologies:

- Integrated circuit and optoelectronic manufacturing processes;
- A number of technologies related to storage systems;
- Consumer electronics products such as digital cameras, digital audio players, DVD players, digital televisions and personal computers;
- Modems, digital signal processors, wireless communications, network processors and communication protocols; and
- Optoelectronic products including lasers, optical modulators, optical receivers and optical amplifiers.

We have patents of all ages ranging from pending applications, which, if awarded, will have a duration of 20 years from their filing dates, through patents soon to expire.

We indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the primary factor creating the customer's infringement exposure. We generally exclude coverage where infringement arises out of the combination of our products with products of others.

We protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We also obtain licenses to patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

Companies in the technology industry are often subject to claims of intellectual property infringement. You can find information about the impact of these types of claims in Item 1A — "Risk Factors." You can also find information about legal proceedings against us that involve intellectual property claims in Note 14 to our financial statements in Item 8.

Research and Development

Our industry experiences rapid change and we must continually develop new products to remain competitive. Our research and development expenditures were $670 million, $608 million and $673 million for fiscal 2010, 2009 and 2008, respectively. We anticipate that we will continue to make significant research and development expenditures to maintain our competitive position with a continuing flow of innovative products and technology.

Working Capital

Information about our working capital practices is included in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operation" under the heading "Financial Condition, Capital Resources and Liquidity" and is incorporated herein by reference.

Environmental Regulation

Federal, state and local regulations, in addition to those of other nations, impose various environmental controls on certain chemicals and substances used in the manufacture of semiconductor and storage products. To comply with these regulations, we have implemented environmental, health and safety management system processes. We offer products that comply with the requirements of the European Union Restriction of Hazardous Substances Directive 2002/95/EC (RoHS Directive) that was implemented on July 1, 2006 and other international environmental regulations impacting electronic equipment and components. We also work internally and with our suppliers and customers to develop a pro-active approach to emerging concerns such as those associated with climate change.

While to date we have not experienced any material adverse impact on our business from environmental regulations, regulations of this type might be adopted or amended that impose expensive obligations on us in the future. In addition, responsibility for cleaning up alleged historic chemical releases into the environment or some future violation of regulations on the use of restricted substances in products we sell could result in:

- the need for additional capital or other material improvements;
- liability to our employees and/or third parties; and/or
- business interruptions.

Employees

As of December 31, 2010, we had 5,718 full-time employees.

Our future success depends upon the continued service of our key technical and management personnel and upon our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes. We currently have favorable employee relations, but the competition for technical personnel is intense, and the loss of key employees or the inability to hire such employees when needed could have a material adverse impact on our business and financial condition.

Seasonality

Our business is largely focused on the information technology industry. Due to seasonality in this industry, we typically expect to see stronger revenues in the second half of the year.

Item 1A. *Risk Factors*

Set forth below are risks and uncertainties that, if they were to occur, could materially adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report and other public statements we make.

We depend on a small number of customers. The loss of, or a significant reduction in revenue from, any of these customers would harm our results of operations.

A limited number of customers account for a substantial portion of our revenues. In 2010, IBM and Seagate, our two largest customers, represented approximately 19.4% and 13.8%, respectively, of our total revenues, and our 10 largest customers accounted for approximately 64.6% of our revenue. If any of our key customers reduced significantly or canceled its orders, our business and operating results could be significantly harmed. Because many of our semiconductor products are designed for specific customers and have long product design and development cycles, it would be difficult for us to replace revenues from key customers that reduce or cancel their existing orders for these products.

In addition, if we fail to win new product designs from our major customers, our business and results of operations may be harmed. Further, if our major customers make significant changes in scheduled deliveries, decide to pursue the internal development of the products we sell to them or are acquired, our business and results of operations may be harmed. For example, in 2010, IBM announced its internally developed Storwize® V7000 storage systems product family. While IBM has positioned the V7000 above the mid-range storage systems products that we currently sell to IBM, the V7000 offers a number of similar features and may be preferred by potential customers over our offering. Further, if IBM chooses to emphasize sales of its V7000 system over systems based on our products, our sales from these products and resulting revenues could be negatively impacted. Additionally, business combinations involving our customers or competitors of our customers could have a positive or negative impact on our business.

If we fail to keep pace with technological advances, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our results of operations may be harmed.

Many of the industry segments in which we operate are characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, short product cycles and evolving industry standards. We believe that our future success will depend, in part, on our ability to improve on existing technologies and to develop and implement new ones, as well as on our ability to adopt and implement emerging industry standards in a timely manner and to adapt products and processes to technological changes. If we fail to develop new and enhanced products and technologies, if we focus on technologies that do not become widely adopted, or if new technologies that we do not support and that compete with technologies we do support become widely accepted, demand for our current and planned products may be reduced. For example, if tablet computing, which involves the use of flash memory rather than hard disks to store data, becomes significantly more popular, it could have an impact on demand for hard drives.

In addition, the emergence of markets for integrated circuits may be affected by factors beyond our control. For example, we design some products to conform to current specific industry standards. Our customers may not adopt or continue to follow the standards that we have chosen, which would make our products less desirable to customers, and could negatively affect sales. Also, competing standards may emerge that are preferred by our customers, which could reduce sales and require us to make significant expenditures to develop new products. To the extent that we are not able to adapt effectively and expeditiously to new standards, our business may be harmed.

We operate in intensely competitive markets, and our failure to compete effectively would harm our results of operations.

We derive significant revenue from the sale of integrated circuits as well as storage systems. These industries are intensely competitive, and competition may increase as existing competitors enhance their product offerings and as new participants enter the market. Our competitors include large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer products that compete with our products. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our customers may also design and manufacture products internally that compete with our products. We cannot provide any assurances that the price and performance of our products will be superior relative to the products of our competitors or will be sufficient to obtain business.

Increased competition may harm our revenues and margins. For example, competitors with greater financial resources may be able to offer lower prices than ours, or they may offer additional products, services or other incentives that we may not be able to match. Competitors may be better able than us to respond quickly to new technologies and may undertake more extensive marketing campaigns than we do. They may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their market share. In addition, competitors may sell commercial quantities of new products before we do, establishing a market position that we may not be able to overcome once we introduce similar products in commercial quantities. If we are unable to develop and market competitive products on a timely basis, we will likely fail to maintain or expand our market share and our revenues will likely decline.

Customer orders and ordering patterns can change quickly, making it difficult for us to predict our revenues and making it possible that our actual revenues may vary materially from our expectations, which could harm our results of operations and stock price.

We sell a significant amount of products pursuant to purchase orders that customers may cancel or defer on short notice without incurring a significant penalty. In addition, the period of time between order and product shipment can be very short. If customers reduce the rate at which they place new orders, whether because of changing market conditions for their products or other reasons, or if they cancel or defer previously placed orders, the impact on our revenue can occur quickly and could cause us to experience revenues that are lower than we may have indicated in any public forecast of our future revenue. For example, as economic conditions deteriorated in the fourth quarter of 2008, our sales declined below the expectations we had publicly announced earlier that quarter because our customers' orders declined to a level below that which we had anticipated. Reductions in new order rates as well as cancellations or deferrals of existing orders could also cause us to hold excess inventory, which could adversely affect our results of operations.

We depend on outside suppliers to manufacture, assemble, package and test our products; accordingly, any failure to secure and maintain sufficient manufacturing capacity at attractive prices or to maintain the quality of our products could harm our business and results of operations.

We depend on third-party foundries to manufacture integrated circuits for us and on outside suppliers to assemble and test our semiconductor products and to assemble our storage systems products. As such, we face the following risks:

- a supplier may be unwilling to devote adequate capacity to the production of our products or may be unable to produce our products;
- a supplier may fail to develop, or may discontinue, manufacturing methods or technologies necessary for our products;
- manufacturing costs may be higher than planned;
- product reliability may decline;
- a manufacturer may not be able to maintain continuing relationships with its suppliers; and
- we may have reduced control over delivery schedules, quality, manufacturing yields and costs of products.

The ability of an independent foundry to provide us with integrated circuits is limited by its available capacity and existing obligations. We generally do not enter into contracts to reserve foundry capacity. Availability of foundry capacity has in the past been reduced from time to time due to strong demand and may not be available when needed at reasonable prices. We currently believe that semiconductor foundry capacity is constrained with respect to certain technology platforms. If foundry capacity is limited, it is possible that one of our foundries may allocate capacity to the production of other companies' products, including those of our competitors. This reallocation could impair our ability to obtain sufficient wafers. If we experience greater demand than expected for our products that we are not able to meet, we would miss opportunities for additional revenue and could experience a negative impact on our relationships with affected customers. We may also use a second foundry for a particular product when capacity at the main foundry is limited, but the cost of integrated circuits at the second foundry may be higher, which would reduce our margins. In addition, only a limited number of foundries provide services using the advanced technologies we require to provide leading edge products. Because of the limited competition, it is possible that our foundry partners for products requiring these technologies will price their services at levels which have an adverse impact on our gross margins or make it unprofitable for us to offer these products. This limited competition may also make it more difficult for us to use a second foundry for a product when we believe that doing so would be advantageous.

By relying on outside suppliers to manufacture, assemble and test our products, we may have a reduced ability to control directly product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. In addition, if these outside suppliers are unable to obtain sufficient raw materials in a timely manner, we may experience product shortages or delays in product shipments, which could harm our customer relationships and results of operations.

If any of our manufacturing suppliers experiences capacity constraints, encounters financial difficulties, or experiences any other major disruption of its operations, we may need to qualify an alternate supplier, which may take several months and could result in delays in product shipments. These delays could cause our customers to seek alternate suppliers, which could adversely impact our business.

As a result of all of these factors and risks, and although we carefully monitor and plan for capacity and other issues, we cannot provide any assurances that we can obtain sufficient quantities of products from our suppliers on a timely basis or at reasonable prices.

Failure to qualify our semiconductor products or our suppliers' manufacturing lines with key customers could harm our business and results of operations.

Some customers will not purchase any products, other than limited numbers of evaluation units, until they qualify the products or the manufacturing line for the product. We may not always be able to satisfy the qualification requirements of these customers. Delays in qualification may cause a customer to discontinue use of non-qualified products and result in a significant loss of revenue.

Any defects in our products could harm our reputation, customer relationships and results of operations.

Our products may contain undetected defects, errors or failures, which may not become apparent until the products are deployed in commercial applications and other equipment. Consequently, customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

- cancellation of orders;
- product returns, repairs or replacements;
- monetary or other accommodations to our customers;
- diversion of our resources;
- legal actions by customers or customers' end users;
- increased insurance costs; and
- other losses to us or to customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of products and loss of sales, which could negatively affect our business and results of operations. As our products become even more complex in the future, this risk may intensify over time and may result in increased expenses.

Our pension plans are underfunded, and may require significant future contributions, which could have an adverse impact on our business.

We have defined benefit pension plans under which we are obligated to make future payments to participants. We have set aside funds to meet our anticipated obligations under these plans. At December 31, 2010, our projected benefit obligations under our pension plans exceeded the value of the assets of those plans by approximately $462.3 million. U.S. law provides that we must make contributions to the pension plans in 2011 of at least $64 million. We expect to be required to make additional contributions to the plans in future years. We may also choose to make additional, voluntary contributions to the plans. Depending on our cash position at the time, contributions to our pension plans could impact our operating flexibility, for example by impacting our ability to invest in new products.

We may be subject to intellectual property infringement claims and litigation, which could cause us to incur significant expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we are frequently involved in disputes regarding patent and other intellectual property rights. We have in the past received, and we may in the future receive, communications from third parties asserting that our products, processes or technologies infringe on the patent or other intellectual property rights of third parties, and we may also receive claims of potential infringement if we attempt to license intellectual property to others. Intellectual property litigation, regardless of the outcome, may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may not be able to obtain royalty or license agreements on acceptable terms. If any of our products or intellectual property infringes on valid rights held by others, our results of operations or financial position may suffer and we may have to make material changes in production processes or products.

If we are unable to protect or assert our intellectual property rights, our business and results of operations may be harmed.

Our future success will depend, in part, upon our ability to protect and assert our intellectual property rights. We rely primarily on patent and other intellectual property laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite our efforts to protect them.

While we hold a significant number of patents, we can give you no assurance that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents issued to us, may be challenged, invalidated or circumvented, or changes in law may result in us having less protection than we may have experienced historically. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also be able to develop similar technology independently or design around our patents. Some or all of our patents have in the past been licensed and likely will in the future be licensed to certain of our competitors through cross-license agreements.

We are exposed to legal, business, political and economic risks associated with our international operations.

We derive, and we expect to continue to derive, a substantial portion of our revenue from sales of products shipped to locations outside of the United States. These products are typically incorporated into our customers' products, which we believe are ultimately sold to end-users around the world. In addition, we perform a significant amount of our development work outside the United States and most of our products are manufactured outside of the United States. We are subject to a number of risks that could adversely affect our business and results of operations as a result of our operations outside of the United States, our customers' and suppliers' operations outside of the United States and end-demand outside of the United States, including:

- political, social and economic instability;
- fluctuations in foreign currency exchange rates;
- exposure to different legal standards, particularly with respect to intellectual property;
- natural disasters, civil unrest, terrorism and public health emergencies;
- nationalization of businesses and blocking of cash flows;
- trade and travel restrictions;
- imposition of governmental controls and restrictions;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions;
- unexpected changes in regulatory requirements;
- foreign technical standards;
- difficulties in staffing and managing international operations;
- international trade disputes;
- difficulties in collecting receivables from foreign entities or delayed revenue recognition; and
- potentially adverse tax consequences, including adverse impacts from changes in United States tax laws.

We use indirect channels of product distribution over which we have limited control.

We sell our storage systems products primarily to other companies that may or may not add features or functionality to them before reselling them to end customers. We also sell some of our semiconductor products through distributors and our RAID server adapters and network attached storage gateways through resellers and distributors. A deterioration in our relationships with our resellers or distributors, or a decline in their business, could harm our sales. In addition, we may increase our reliance on indirect channels of distribution in the future. We may not successfully maintain or expand these indirect channels of distribution, and our failure to do so could result in the loss of sales opportunities. Furthermore, our reliance on indirect channels of distribution may reduce visibility with respect to future business opportunities, thereby making it more difficult to forecast orders.

We may engage in acquisitions and strategic alliances, which may not be successful and could harm our business and operating results.

We expect to continue to explore strategic acquisitions that build upon or expand our library of intellectual property, human capital and engineering talent, and that could increase our ability to address the needs of our customers. For example, in 2009 we acquired ONStor, Inc. to add network attached storage capabilities to our product offerings and the 3ware assets, which included a RAID server adapter distribution channel business. Acquisitions of high-technology companies have inherent risks. No assurance can be given that our previous acquisitions or future acquisitions will be successful and will not harm our business or operating results. In addition, we may make investments in companies, products and technologies through strategic alliances and otherwise. If these investments are not successful, our results of operations may suffer.

The semiconductor industry is highly cyclical, which may cause our operating results to fluctuate.

We operate in the highly cyclical semiconductor industry. This industry is characterized by wide fluctuations in product supply and demand. In the past, the semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for our products remains constant, a lower level of available foundry capacity could increase our costs, which would likely have an adverse impact on our results of operations.

Our failure to attract, retain and motivate key employees could harm our business.

In some of our fields of operation, there are only a limited number of people in the job market who possess the requisite skills. In the past, we have experienced difficulty in identifying and hiring sufficient numbers of qualified engineers in parts of our business, as well as in retaining engineers and other qualified employees. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, to sell products to our customers or to manage our business effectively. In light of economic conditions in early 2009, we implemented several cost-saving measures that directly affected employee compensation. These measures, or others that we may take in the future, may negatively impact our ability to recruit and retain qualified personnel.

Our operations and our suppliers' operations are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results.

Our operations and those of our suppliers are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results. For example, a widespread outbreak of an illness such as H1N1 flu, avian flu, or bird flu, or severe acute respiratory syndrome, or SARS, could harm our operations and those of our suppliers as well as decrease demand from customers. We also have substantial operations in parts of California that have experienced major earthquakes and in parts of Asia that have experienced both typhoons and earthquakes. If our operations or those of our suppliers are curtailed because of health issues or natural disasters, our business may be disrupted and we may need to seek alternate sources of supply for manufacturing or other services. Alternate sources may not be available; may be more expensive or may result in delays in shipments to customers, which would affect our results of operations. In addition, a curtailment of design operations could result in delays in the development of new products. If our customers' or suppliers' and manufacturers' businesses are affected by health issues, natural disasters or other events outside of our control, our business and results of operations may be harmed.

We are subject to various environmental laws and regulations that could impose substantial costs on us and may harm our business.

Our business is subject to or may be impacted by various environmental laws and regulations. For example, we are subject to the European Union Directive on the Restriction of the use of certain Hazardous Substances in Electrical & Electronic Equipment (RoHS) and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation in the European Union. Such regulations could require us to redesign our products in order to comply with their requirements and require the development and/or maintenance of compliance administration systems. Redesigned products could be more costly to manufacture or require more costly or less efficient raw materials. If we cannot develop compliant products on a timely basis or properly administer our compliance programs, our revenues could decline due to lower sales. In addition, under certain environmental laws, we could be held responsible, without regard to fault, for costs relating to any contamination at our current or past facilities and at third party waste disposal sites. We could also be held liable for consequences arising out of human exposure to such substances or other environmental damage.

Our blank check preferred stock and Delaware law contain provisions that may inhibit potential acquisition bids, which may harm our stock price, discourage merger offers or prevent changes in our management.

Our board has the authority to issue preferred stock and to determine its rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. Although we have no current plans to issue shares of preferred stock, if we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. Furthermore, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by that statute. These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock or the restrictions in Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions may also have the effect of preventing changes in our management or board of directors.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the technology industry are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Our stock has experienced substantial price volatility in the past. This may be a result of quarterly variations in our results of operations, the published expectations of security analysts and announcements by us and our competitors as well as general economic conditions and our stock price may continue to experience substantial volatility. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

We lease office space in two buildings in Milpitas, California for our corporate headquarters, administration and engineering offices. We also own a 600,000 square foot office complex in Allentown, Pennsylvania that we use for administration and engineering offices. We have leased out approximately 69,000 square feet of space in that facility to a tenant.

In our Storage Systems business, we own approximately 330,000 square feet of space in Wichita, Kansas which includes engineering, administrative offices and systems training.

We also own approximately 150,000 square feet of sales and engineering office space in Fort Collins, Colorado and approximately 180,000 square feet of sales and engineering office space in Colorado Springs, Colorado. These facilities are used by both our Semiconductor segment and our Storage Systems segment.

We own or lease additional space in the United States and in various other countries, and use that space for sales, marketing, engineering, general corporate and test purposes.

We believe that our existing facilities and equipment are well maintained, in good operating condition, suitable for our operations and are adequate to meet our current requirements.

Item 3. *Legal Proceedings*

This information is included in Note 14 ("Commitments, Contingencies and Legal Matters — Legal Matters") to our financial statements in Item 8 and is incorporated herein by reference.

Item 4. ***(Removed and Reserved)***

Executive Officers of LSI

Set forth below is information about our executive officers.

Name	Age	Position
Abhijit Y. Talwalkar	46	President and Chief Executive Officer
Philip W. Bullinger	46	Executive Vice President and General Manager, Engenio Storage Group
Bryon Look	57	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Jean F. Rankin	52	Executive Vice President, General Counsel and Secretary
D. Jeffrey Richardson	46	Executive Vice President and General Manager, Semiconductor Solutions Group

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer, from 1993 until 2005. At Intel, he held a number of management positions, including senior positions from 1995 to 2005. Mr. Talwalkar is a member of the board of directors of LAM Research Corporation.

Mr. Bullinger has been the leader or a co-leader of our Storage Systems business since August 2005. From September 2001 through August 2005, he served as Vice President and General Manager of our RAID Storage Adapters division. He joined LSI in 1998, following LSI's acquisition of Symbios, Inc., a storage company, and served as Director of Product Development until August 2001.

Mr. Look has been Executive Vice President, Chief Financial Officer and Chief Administrative Officer since January 2009. From November 2000 through January 2009, he served as Executive Vice President and Chief Financial Officer. Between March 1997 and November 2000, he was our Vice President, Corporate Development and Strategic Planning. Prior to joining LSI, he was manager of business development in Hewlett-Packard's corporate development department. During a 21-year career at Hewlett-Packard, Mr. Look held a variety of management positions in finance and research and development.

Ms. Rankin has been our Executive Vice President, General Counsel and Secretary since April 2007. Ms. Rankin joined LSI in 2007, following our acquisition of Agere Systems, a semiconductor company. At Agere, she had been Executive Vice President, General Counsel and Secretary since 2000. Ms. Rankin is a member of the board of directors of InterDigital, Inc.

Mr. Richardson has been the leader of our Semiconductor Solutions Group since January 2009. From April 2007 through January 2009, he led our Network and Storage Products Group, which included our Networking, Custom and Storage Interfaces semiconductor businesses. From September 2005 through April 2007, he was the leader of our Custom Solutions Group, and from June 2005 through September 2005, he led our Corporate Strategy function. From 1992 through June 2005, he held a variety of management positions at Intel, including senior positions from 1999 to 2005.

Officers are not elected for a fixed term of office but hold office until their successors have been elected. There are no family relationships among the executive officers and directors of LSI.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our stock trades on the New York Stock Exchange under the symbol "LSI." In May 2010, our Chief Executive Officer submitted to the Exchange an annual certification stating that he was not aware of any violations of the Exchange's corporate governance listing standards.

The table below shows the high and low sales prices for our common stock for each quarter during our last two full fiscal years, as reported in the consolidated transaction reporting system.

	2010		2009	
	High	**Low**	**High**	**Low**
First Quarter	$6.73	$4.88	$3.93	$2.39
Second Quarter	$6.72	$4.42	$5.20	$3.29
Third Quarter	$5.14	$3.89	$5.78	$4.35
Fourth Quarter	$6.13	$4.41	$6.14	$4.88

At February 22, 2011, there were 319,081 holders of record of our common stock. We believe that we have a greater number of additional stockholders who own their shares through brokerage firms and other nominees.

We have never paid cash dividends on our common stock. We do not currently pay, and do not anticipate paying in the foreseeable future, any cash dividends to our stockholders.

Issuer Purchases of Equity Securities

The following table contains information about our repurchases of our common stock during the quarter ended December 31, 2010.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Dollar Value of Shares that May Yet Be Purchased Under the Programs
October 4 — November 3, 2010	—	$ —	—	$32,256,652
November 4 — December 3, 2010	4,335,661	$5.77	4,335,661	$ 7,256,945
December 4 — December 31, 2010	1,198,916	$6.01	1,198,916	$ 56,986
Total	5,534,577	$5.82	5,534,577	

On March 17, 2010, we announced that our Board of Directors had authorized the repurchase of up to $250.0 million of our common stock. The purchases reported in the table above were made pursuant to this authorization, effectively completing the share repurchase program.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock to that of the S&P 500 Index and the S&P 500 Semiconductors Index. The graph assumes that a $100 investment was made in our common stock and each of the indices at December 31, 2005, and that dividends, if any, were reinvested in all cases. The stock price performance shown on the graph is not necessarily indicative of future price performance.

Comparison of Cumulative Five Year Total Return


$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
LSI Corporation
S&P 500 Index
S&P 500 Semiconductors Index

	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010
LSI Corporation	$100	$112.50	$ 66.37	$41.12	$75.13	$ 74.87
S&P 500 Index	$100	$115.79	$122.16	$76.96	$97.33	$111.99
S&P 500 Semiconductors Index	$100	$ 91.09	$102.00	$55.34	$89.09	$ 99.07

Item 6. ***Selected Financial Data***

Five-Year Consolidated Summary

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Revenues	$2,570,047	$2,219,159	$2,677,077	$ 2,603,643	$1,982,148
Cost of revenues	1,461,182	1,375,758	1,608,108	1,699,785	1,158,983
Gross profit	1,108,865	843,401	1,068,969	903,858	823,165
Research and development	669,822	608,312	672,511	655,224	413,432
Selling, general and administrative	343,013	326,014	406,875	381,409	255,569
Restructuring of operations and other items, net	58,885	38,246	43,717	148,121	(8,427)
Goodwill and identified intangible asset impairment charges	—	—	541,586	2,021,463	—
Acquired in-process research and development	—	—	—	188,872	4,284
Income/(loss) from operations	37,145	(129,171)	(595,720)	(2,491,231)	158,307
Interest expense	(5,601)	(21,931)	(34,943)	(31,020)	(24,263)
Interest income and other, net	13,848	20,272	36,110	46,758	51,276
Income/(loss) before income taxes	45,392	(130,830)	(594,553)	(2,475,493)	185,320
Provision/(benefit) for income taxes	5,420	(83,111)	27,700	11,326	15,682
Net income/(loss)	$ 39,972	$ (47,719)	$ (622,253)	$(2,486,819)	$ 169,638
Basic net income/(loss) per share	$ 0.06	$ (0.07)	$ (0.96)	$ (3.87)	$ 0.43
Diluted net income/(loss) per share	$ 0.06	$ (0.07)	$ (0.96)	$ (3.87)	$ 0.42
Year-end status:					
Total assets	$2,424,912	$2,967,930	$3,344,194	$ 4,396,390	$2,852,144
Long-term obligations	$ 622,782	$ 652,441	$1,105,739	$ 1,148,689	$ 429,400
Stockholders' equity	$1,317,502	$1,461,104	$1,440,922	$ 2,484,996	$1,895,738

On April 2, 2007, we acquired Agere Systems Inc. through the merger of Agere and a subsidiary of ours. The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements from April 2, 2007.

Beginning in 2007, we included amortization of identified intangible assets in cost of revenues. Amortization of identified intangible assets of $32.1 million for the year ended December 31, 2006, which was previously reported as a separate component of operating expenses, has been reclassified to cost of revenues for consistency.

In 2009, we recorded a tax benefit of $83.1 million, primarily attributable to an $81.0 million tax benefit resulting from settlements of tax audits in foreign jurisdictions.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This management's discussion and analysis should be read in conjunction with the other sections of this Form 10-K, including Part I, "Item 1: Business"; Part I, "Item 1A: Risk Factors"; Part II, "Item 6: Selected Financial Data"; and Part II, "Item 8: Financial Statements and Supplementary Data."

Where more than one significant factor contributed to changes in results from year to year, we have quantified these factors throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where practicable and material to understanding the discussion.

OVERVIEW

We design, develop and market complex, high-performance storage and networking semiconductors and storage systems. We provide silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. We offer a broad portfolio of capabilities, including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. We also offer external storage systems, storage systems software, redundant array of independent disks, or RAID, adapters for computer servers and RAID software applications.

We operate in two segments — the Semiconductor segment and the Storage Systems segment.

Our Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. We design custom solutions for a specific application defined by the customer. We develop standard products for market applications that we define and then sell to multiple customers. We sell our integrated circuits for storage applications principally to makers of hard disk drives, solid state drives and computer servers. We sell our integrated circuits for networking applications principally to makers of devices used in computer and telecommunications networks and, to a lesser extent, to makers of personal computers. We also generate revenue by licensing other entities to use our intellectual property.

Our Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. We also offer RAID adapters for computer servers and associated software for attaching storage devices to computer servers. We sell our storage systems and storage solutions primarily to original equipment manufacturers, or OEMs, who resell these products to end customers under their own brand name.

Our revenues depend on market demand for these types of products and our ability to compete in highly competitive markets. We face competition not only from makers of products similar to ours, but also from competing technologies. For example, we see the development of solid state drives based on flash memory rather than the spinning platters used in hard disk drives as a long-term potential competitor to certain types of hard disk drives and we are focusing development efforts in that area.

We derive the majority of our revenue from sales of products for the external storage systems, server, hard disk drive and networking equipment end markets. We believe that these markets offer us attractive opportunities because of the growing demand to create, store, manage and move digital content. We believe that this growth is occurring as a result of a number of trends, including:

- The increasing popularity of mobile devices such as smart phones and media tablets, and the increasing use of the internet for streaming media, such as videos and music, which are driving the need for more network capacity;
- Consumer and business demand for hard disks to store increasing amounts of digital data, including music, video, pictures, medical and other business records; and
- Enterprises are refreshing their data centers to provide higher levels of business support and analytics, which drives demand for new servers and storage systems.

In 2010, our business continued to recover from the economic downturn that began in 2008, and benefited from a new product cycle in our storage systems business, as our revenues grew approximately 15.8% from 2009. During the year, we continued our focus on seeking semiconductor business with market-leading customers to drive future business performance. We also began to address markets for storage systems products beyond our traditional OEM customer base in an effort to grow and diversify that business. In 2010, we reported net income of $40.0 million, or $0.06 per share, an improvement from a loss of $47.7 million, or $0.07 per share, in 2009. The improvement reflects both increased revenues and a continuing focus on expense control. We have been focused on controlling our operating expenses to help achieve a higher level of profitability. Our 2009 results included an income tax benefit of $83.1 million resulting primarily from the settlement of multi-year tax audits outside the U.S. In 2010, we had a tax provision of $5.4 million.

Our cash and cash equivalents, together with our short-term investments, declined from $962.1 million at the end of 2009 to $676.7 million at the end of 2010. During 2010, we had strong operating cash flows of $367.2 million. We also repaid $350 million of debt when it matured and announced and effectively completed a $250 million share repurchase program.

Late in 2010, in response to the changing external storage systems market, we changed some of our business strategies in the Storage Systems segment and discontinued several development projects, and in early 2011 closed several office locations and reduced our headcount. These programs were isolated primarily to one customer and unrelated to our current core product offerings. We do not expect any material impact to near-term or future revenues due to these actions. Also in 2010, we reduced our global workforce in non-strategic areas as we continued to increase synergies across our Semiconductor segment. As a result of these actions, we recognized $61.6 million of restructuring expenses in 2010. Of these charges, $44.1 million are non-cash charges and $17.5 million are cash charges.

As we look forward into 2011, we are focused on a number of key objectives, including:

- Improving our gross margins and controlling operating expenses to drive improved financial performance;
- Meeting or exceeding our development, product quality and delivery commitments to our customers;
- Identifying attractive opportunities for future products, particularly in areas that are adjacent to technologies where we have strong capabilities;
- Developing leading-edge new technologies; and
- Developing the skills of our workforce.

RESULTS OF OPERATIONS

Revenues

The following table summarizes our revenues by segment:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Semiconductor segment	$1,615.8	$1,421.5	$1,795.1
Storage Systems segment	954.2	797.7	882.0
Consolidated	$2,570.0	$2,219.2	$2,677.1

2010 compared to 2009:

Total consolidated revenues for 2010 increased by $350.8 million, or 15.8%, as compared to 2009.

Semiconductor Segment:

Revenues for the Semiconductor segment increased by $194.3 million, or 13.7%, in 2010 as compared to 2009. The increase was primarily attributable to an increase in unit sales from increased demand for semiconductors used in networking and storage product applications in 2010 as the economy began a slow recovery from the global economic downturn in the fall of 2008. To a lesser extent, the increase reflected higher revenues from the licensing of our intellectual property.

Storage Systems Segment:

Revenues for the Storage Systems segment increased by $156.5 million, or 19.6%, in 2010 as compared to 2009. The increase was attributable to an increase in unit sales of our server RAID adapters and software due to the economic recovery, increases in market share and additional revenues in 2010 from the acquisition of the 3ware RAID storage adapter business in April 2009. The increase was also attributable to an increase in unit sales of our entry-level storage systems due to the economic recovery and the ramping of our new products introduced in the second quarter of 2010 and, to a lesser extent, additional revenues in 2010 from the acquisition of ONStor, Inc. in July 2009.

2009 compared to 2008:

Total consolidated revenues for 2009 decreased by $457.9 million, or 17.1%, as compared to 2008.

Semiconductor Segment:

Revenues for the Semiconductor segment decreased by $373.6 million, or 20.8%, in 2009 as compared to 2008. The decrease in 2009 was primarily attributable to a decline in unit sales due to decreased demand for semiconductors used in storage and networking product applications as a result of the global economic downturn during 2009 and decreased unit sales of our networking product applications that we no longer invested in. The decrease was partially offset by increased unit sales due to the acquisition of the hard disk drive, or HDD, semiconductor business of Infineon in April 2008 and our newer networking product applications.

Storage Systems Segment:

Revenues for the Storage Systems segment decreased by $84.3 million, or 9.6%, in 2009 as compared to 2008. The decrease in 2009 was primarily attributable to a decrease in unit sales of our mid-range storage systems and related premium software features as a result of the global economic downturn during 2009. The decrease was partially offset by increased unit sales of our entry-level storage systems and our server RAID adapters, following our acquisition of the 3ware RAID storage adapter business in April 2009.

Significant Customers:

The following table provides information about our significant customers, each of whom accounted for 10% or more of consolidated revenues or 10% or more of either segment's revenues:

	Year Ended December 31,		
	2010	2009	2008
Semiconductor segment:			
Number of significant customers	1	1	1
Percentage of Semiconductor segment revenues	22%	24%	26%
Storage Systems segment:			
Number of significant customers	2	2	3
Percentage of Storage Systems segment revenues	47%, 14%	48%, 13%	46%, 14%, 11%
Consolidated:			
Number of significant customers	2	2	2
Percentage of consolidated revenues	19%, 14%	19%, 16%	17%, 16%

Revenues by Geography

The following table summarizes our revenues by geography based on the ordering location of the customer. Because we sell our products primarily to other sellers of technology products and not to end-users, the information in the table below may not accurately reflect geographic end-demand for our products.

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
North America*	$ 691.3	$ 519.2	$ 737.2
Asia**	1,223.1	1,126.0	1,359.8
Europe and the Middle East	655.6	574.0	580.1
Total	$2,570.0	$2,219.2	$2,677.1

* Primarily the United States.

** Primarily Singapore, China and Taiwan.

2010 compared to 2009:

Revenues in North America; Europe and the Middle East; and Asia increased 33.1%, 14.2% and 8.6%, respectively, in 2010 as compared to 2009. The increase in North America was primarily attributable to increased unit sales of storage systems, server RAID adapters and software and semiconductors used in storage product applications. The increase in Europe and the Middle East was primarily attributable to increased unit sales of semiconductors used in storage and networking product applications, storage systems, and server RAID adapters and software. The increase in Asia was primarily attributable to increased unit sales of semiconductors used in storage and networking product applications and server RAID adapters and software.

2009 compared to 2008:

Revenues in North America and Asia decreased 29.6% and 17.2%, respectively, in 2009 as compared to 2008. The decrease in North America was primarily attributable to decreased unit sales of storage systems due to the global economic downturn in 2009 and the result of a significant customer shifting order placements from the U.S. to Europe. North America revenues from semiconductors also decreased in 2009 primarily due to the global economic downturn and a decrease in demand for networking products that we were no longer investing in. The decrease in Asia was primarily attributable to decreased unit sales of semiconductors used in storage and networking product applications. Revenues in Europe and the Middle East decreased 1.1% in 2009 as compared to 2008. The decrease was primarily attributable to decreased unit sales of semiconductors used in networking products that we were no longer investing in, offset in part by increased unit sales of storage systems as the result of a significant customer shifting order placements from the U.S. to Europe beginning in the third quarter of 2008.

Gross Profit Margin

The following table summarizes our gross profit margins by segment:

	Year Ended December 31,		
	2010	2009	2008
		(Dollars in millions)	
Semiconductor segment	$ 746.7	$564.1	$ 736.9
Percentage of Semiconductor segment revenues	46.2%	39.7%	41.1%
Storage Systems segment	$ 362.2	$279.3	$ 332.1
Percentage of Storage Systems segment revenues	38.0%	35.0%	37.7%
Consolidated	$1,108.9	$843.4	$1,069.0
Percentage of consolidated revenues	43.1%	38.0%	39.9%

2010 compared to 2009:

Consolidated gross profit as a percentage of total revenues, or gross margin, increased to 43.1% in 2010 from 38.0% in 2009.

Semiconductor Segment:

Gross margins for the Semiconductor segment increased to 46.2% in 2010 from 39.7% in 2009. The increase was primarily attributable to a favorable shift in product mix as a result of increased revenues from the licensing of our intellectual property, which have higher gross margins than products, a decrease in amortization of identified intangible assets, and more favorable unit costs from our suppliers as a result of our volumes increasing.

Storage Systems Segment:

Gross margins for the Storage Systems segment increased to 38.0% in 2010 from 35.0% in 2009. The increase was primarily attributable to a favorable shift in product mix resulting from higher demand for our server RAID adapters and software, mid-range storage systems and related premium software, which all have higher gross margins than other products. The increase was also attributable to higher overall absorption of fixed costs as a result of the 19.6% increase in segment revenues, along with ongoing product cost reductions and, to a lesser extent, the absence of a $4.5 million charge incurred during 2009 to fair value inventories acquired as part of the 3ware acquisition.

2009 compared to 2008:

Consolidated gross margin decreased to 38.0% in 2009 from 39.9% in 2008.

Semiconductor Segment:

Gross margins for the Semiconductor segment decreased to 39.7% in 2009 from 41.1% in 2008. The decrease was primarily attributable to a shift in product mix and lower overall absorption of fixed costs as a result of the 20.8% decline in segment revenues in 2009. The decrease was offset in part by decreased manufacturing-related spending as a result of our cost reduction measures and a decrease in amortization of identified intangible assets as a percentage of revenues.

Storage Systems Segment:

Gross margins for the Storage Systems segment decreased to 35.0% in 2009 from 37.7% in 2008. The decrease was primarily driven by a shift in product mix as a greater percentage of our revenues consisted of entry-level storage systems, which have lower margins than other products, lower overall absorption of fixed costs as a result of the decrease in revenues and a charge of $4.5 million to fair value inventories acquired in the 3ware acquisition.

Research and Development

The following table summarizes our research and development, or R&D, expenses by segment:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in millions)		
Semiconductor segment	$528.5	$475.3	$534.0
Percentage of Semiconductor segment revenues	32.7%	33.4%	29.7%
Storage Systems segment	$141.3	$133.0	$138.5
Percentage of Storage Systems segment revenues	14.8%	16.7%	15.7%
Consolidated	$669.8	$608.3	$672.5
Percentage of consolidated revenues	26.1%	27.4%	25.1%

2010 compared to 2009:

Consolidated R&D expenses increased by $61.5 million, or 10.1%, in 2010 as compared to 2009, but decreased as a percentage of revenues from 27.4% in 2009 to 26.1% in 2010 as a result of the increase in revenues.

Semiconductor Segment:

R&D expenses for the Semiconductor segment consist primarily of employee salaries, contractor expenses, costs related to third-party design tools and materials used in the design of custom silicon and standard products, as well as depreciation of capital equipment and facilities-related expenditures.

R&D expenses for the Semiconductor segment increased by $53.2 million, or 11.2%, in 2010 as compared to 2009. The increase was primarily attributable to the restoration in early 2010 of certain employee compensation-related expenses that we reduced in 2009 during the economic downturn. The increase is also attributable to increased compensation-related expenses and facility costs as a result of headcount additions in China and India in 2010. R&D expenses as a percentage of segment revenues for the Semiconductor segment decreased from 33.4% in 2009 to 32.7% in 2010, as revenue growth outpaced the increase in R&D expenses.

Storage Systems Segment:

R&D expenses for the Storage Systems segment consist primarily of employee salaries, contractor expenses and materials used in product development, as well as depreciation of capital equipment and facilities. In addition to the significant resources required to support hardware technology transitions, we devote significant resources to developing and enhancing software features and functionality to remain competitive.

R&D expenses for the Storage Systems segment increased by $8.3 million, or 6.2%, in 2010 as compared to 2009. The increase was primarily attributable to the restoration in early 2010 of certain employee compensation-related expenses that we reduced in 2009, and higher compensation-related expenditures associated with higher headcount from the acquisitions of the 3ware RAID storage adapter business in April 2009 and ONStor, Inc. in July 2009, partially offset by a decrease in R&D material spending as a result of tighter cost controls. R&D expenses as a percentage of segment revenues for the Storage Systems segment decreased from 16.7% in 2009 to 14.8% in 2010, as a result of the increase in revenues.

2009 compared to 2008:

Consolidated R&D expenses decreased by $64.2 million, or 9.5%, in 2009 as compared to 2008, but increased as a percentage of revenues from 25.1% in 2008 to 27.4% in 2009 as a result of the decrease in revenues.

Semiconductor Segment:

R&D expenses for the Semiconductor segment decreased by $58.7 million, or 11.0%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken during 2009, other compensation-related cost reduction measures, reductions in discretionary spending and lower spending on third-party contractors and materials associated with R&D projects. R&D expenses as a percentage of segment revenues for the Semiconductor segment increased from 29.7% in 2008 to 33.4% in 2009 as a result of the decrease in revenues.

Storage Systems Segment:

R&D expenses for the Storage Systems segment decreased by $5.5 million, or 4.0%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken during 2009, other compensation-related cost reduction measures and reductions in discretionary spending. The decrease was offset in part by additional compensation-related expenditures associated with the 3ware RAID storage adapter business and ONStor business acquisitions. R&D expenses as a percentage of segment revenues for the Storage Systems segment increased from 15.7% in 2008 to 16.7% in 2009 as a result of the decrease in revenues.

Selling, General and Administrative

The following table summarizes our selling, general and administrative, or SG&A, expenses by segment:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in millions)		
Semiconductor segment	$230.1	$212.7	$278.6
Percentage of Semiconductor segment revenues	14.2%	15.0%	15.5%
Storage Systems segment	$112.9	$113.3	$128.3
Percentage of Storage Systems segment revenues	11.8%	14.2%	14.5%
Consolidated	$343.0	$326.0	$406.9
Percentage of consolidated revenues	13.3%	14.7%	15.2%

2010 compared to 2009:

Consolidated SG&A expenses increased by $17.0 million, or 5.2%, in 2010 as compared to 2009, but decreased as a percentage of revenues from 14.7% in 2009 to 13.3% in 2010 as a result of the increase in revenues.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment increased by $17.4 million, or 8.2%, in 2010 as compared to 2009. The increase was primarily attributable to the restoration in early 2010 of the employee compensation-related expenses that we reduced temporarily in 2009, and an increase in sales commissions and other sales-related expenditures as a result of increased design wins and revenues in 2010. SG&A expenses as a percentage of segment revenues for the Semiconductor segment decreased from 15.0% in 2009 to 14.2% in 2010, as revenues increased.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment decreased by $0.4 million, or 0.4%, in 2010 as compared to 2009. The decrease was primarily attributable to reductions in spending as a result of maintaining tighter expense controls, offset in part by the restoration in early 2010 of the employee compensation-related expenses that we reduced in 2009, and higher compensation-related expenditures associated with the acquisitions of the 3ware RAID storage adapter business in April 2009 and the ONStor, Inc. in July 2009. SG&A expenses as a percentage of segment revenues for the Storage Systems segment decreased from 14.2% in 2009 to 11.8% in 2010, as revenue growth outpaced the increase in SG&A expenses.

2009 compared to 2008:

Consolidated SG&A expenses decreased by $80.9 million, or 19.9%, in 2009 as compared to 2008.

Semiconductor Segment:

SG&A expenses for the Semiconductor segment decreased by $65.9 million, or 23.7%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses as a result of reduced headcount from the restructuring actions taken during 2009, other compensation-related cost reduction measures, a decrease in amortization of identified intangible assets, and lower selling and general expenses attributable to cost containment activities. SG&A expenses as a percentage of segment revenues for the Semiconductor segment decreased from 15.5% in 2008 to 15.0% in 2009 as a result of the decrease in SG&A expenses.

Storage Systems Segment:

SG&A expenses for the Storage Systems segment decreased by $15.0 million, or 11.7%, in 2009 as compared to 2008. The decrease was primarily attributable to lower compensation-related expenses and other discretionary expenses as a result of continued cost containment activities, along with lower bad debt expense due to the decrease in revenues in 2009. The decrease was offset in part by additional expenditures associated with the 3ware and

ONStor acquisitions. SG&A expenses as a percentage of segment revenues for the Storage Systems segment decreased from 14.5% in 2008 to 14.2% in 2009 as a result of the decrease in expenses.

Restructuring of Operations and Other Items, Net

A complete discussion of our restructuring actions in 2010, 2009 and 2008 is included in Note 2 to our consolidated financial statements in Item 8.

The following table summarizes items included in restructuring of operations and other items, net:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Lease and contract terminations(a)	$ 5.6	$19.5	$14.4
Employee severance and benefits(b)	11.9	10.1	25.4
Asset impairments and other exit activities(c)	44.1	0.6	(4.3)
Total restructuring expenses	61.6	30.2	35.5
Other items(d)	(2.7)	8.0	8.2
Total restructuring expenses and other items, net	$58.9	$38.2	$43.7

(a) The 2009 amount included an accrual for remaining payments to be made under a design tool license agreement that we no longer use.

(b) The amounts primarily related to restructuring actions taken to streamline our operations. In 2010, we reduced our global workforce in non-strategic areas as we continued to increase synergies across our Semiconductor segment. Also, late in 2010, in response to the changing external storage systems market, we changed some of our business strategies for the Storage Systems segment and discontinued several development projects, and in early 2011 closed several office locations and reduced our headcount.

(c) The 2010 amount consisted of the write-off of software, intangible assets and fixed assets due to several development program cancellations resulting from the changes in business strategies in our Storage Systems segment. The 2008 amount included a $2.0 million gain on the sale of land in Gresham, Oregon and a $2.6 million gain on the sale of assets that were held for sale in Singapore in connection with the Agere merger.

(d) The 2010 and 2009 amounts were primarily related to litigation. The credit for 2010 was primarily the result of a $4.4 million reversal of previously accrued litigation costs as a result of a court ruling in our favor, offset in part by $1.6 million of catch-up depreciation for land improvements resulting from the reclassification of Gresham land from held for sale to held and used in the fourth quarter of 2010. The 2008 amount included $12.5 million for the settlement of a legal proceeding, offset primarily by curtailment gains resulting from the pension plan freeze effective April 6, 2009 and termination of the post-retirement medical plans in 2009.

The following table summarizes the restructuring of operations and other items, net by segment:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Semiconductor segment	$ 7.3	$34.9	$41.1
Storage Systems segment	51.6	3.3	2.6
Total restructuring expenses and other items, net	$58.9	$38.2	$43.7

Goodwill and Identified Intangible Asset Impairment Charges

We assess the impairment of identified intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There was no impairment of goodwill or identified intangible assets in 2009. Late in 2010, in response to the changing external storage systems market, we changed some of our business strategies for the Storage Systems segment and discontinued several development projects, which led us to determine that certain identified intangible assets were no longer recoverable. As a result, we recognized impairment charges of $17.1 million in the Storage Systems segment. These charges were included in restructuring of operations and other items, net. During the fourth quarter of 2008, we determined that, based on the then current market conditions in the semiconductor industry, the carrying amounts of goodwill and certain identified intangible assets for our Semiconductor reporting unit were no longer recoverable. We recognized a goodwill impairment charge of $364.1 million in the fourth quarter of 2008. The fair value of the Semiconductor reporting unit was estimated by using the present value of estimated future cash flows. In addition, we recognized $177.5 million in charges for the impairment of certain identified intangible assets in the Semiconductor segment for the year ended December 31, 2008.

Interest Expense, Interest Income and Other, net

The following table summarizes interest expense and components of interest income and other, net:

	Year Ended December 31,		
	2010	2009	2008
		(In millions)	
Interest expense	$ (5.6)	$(21.9)	$(34.9)
Interest income	13.7	20.6	46.2
Other income/(expense), net	0.1	(0.3)	(10.1)
Total	$ 8.2	$ (1.6)	$ 1.2

Interest expense decreased by $16.3 million in 2010 compared to 2009 as a result of the redemption of our 6.5% Convertible Subordinated Notes in June 2009 and the repayment of our 4% Convertible Subordinated Notes in May 2010. Interest expense decreased by $13.0 million in 2009 as compared to 2008 as a result of the repurchase of $118.6 million of our 6.5% Convertible Subordinated Notes in November 2008 and the redemption of the remaining $243.0 million of these notes in June 2009.

Interest income decreased by $6.9 million in 2010 as compared to 2009 primarily as a result of lower cash balances and lower interest rates during 2010 compared to 2009. Interest income decreased by $25.6 million in 2009 as compared to 2008 primarily as a result of lower interest rates and, to a lesser extent, lower cash balances during 2009 compared to 2008.

Provision for Income Taxes

During 2010, we recorded an income tax provision of $5.4 million, which represents an effective tax rate of approximately 12% on the income before income taxes of $45.4 million. This rate differs from the U.S. statutory rate primarily because we have a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and certain profitable non-U.S. jurisdictions where we have income taxes. The provision for income taxes in 2010 also includes a reversal of $31.8 million in liabilities for uncertain tax positions, which includes previously unrecognized tax benefits of $14.2 million and interest and penalties of $17.6 million, as a result of the expiration of statutes of limitations in multiple jurisdictions.

During 2009, we recorded an income tax benefit of $83.1 million, which represents an effective tax rate of approximately 64% on the loss before income taxes of $130.8 million. This rate differs from the U.S. statutory rate primarily because we have a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and certain profitable non-U.S. jurisdictions where we have income taxes. The benefit for income taxes in 2009 is primarily a result of a net reversal of $111.7 million in liabilities for uncertain tax positions, which includes previously unrecognized tax benefits of $88.3 million and interest and penalties of $23.4 million, as a result of a settlement of a multi-year audit in a foreign jurisdiction, the expiration of various statutes of limitations and re-measurements of uncertain tax positions taken in prior periods based on new information.

During 2008, we recorded an income tax provision of $27.7 million, which represents an effective tax rate of approximately (5)% on the loss before income taxes of $594.6 million. This rate differs from the U.S. statutory rate primarily due to a full valuation allowance recorded against U.S. and certain non-U.S. net deferred tax assets and income taxes related to certain profitable non-U.S. jurisdictions. We also recorded a release of a $13.9 million liability because various statutes of limitations expired during the year and recorded an increase of $5.6 million in liabilities as a result of a re-measurement of uncertain tax positions taken in prior periods based on new information.

Excluding certain foreign jurisdictions, we believe that it is more likely than not that the future benefit of deferred tax assets will not be realized.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Cash, cash equivalents and short-term investments decreased to $676.7 million as of December 31, 2010 from $962.1 million as of December 31, 2009. The decrease was mainly due to cash outflows for financing and investing activities, offset in part by cash inflows generated from operating activities as described below.

Working Capital

Working capital increased by $48.1 million to $779.2 million as of December 31, 2010 from $731.1 million as of December 31, 2009. The increase was primarily attributable to the following:

- Current portion of long-term debt decreased by $350.0 million as a result of the repayment of our 4% Convertible Subordinated Notes upon their maturity in May 2010;
- Accounts payable decreased by $39.1 million primarily due to the normal timing of invoice receipts and payments;
- Other accrued liabilities decreased by $29.7 million primarily attributable to the utilization of restructuring reserves, payments of taxes and decreases in other accruals related to our operations; and
- Inventories increased by $17.4 million, primarily in the Semiconductor segment, as December 31, 2009 inventories were held at reduced levels due to expected declines in product demands associated with the overall economic downturn.

These increases in working capital were offset in part by the following:

- Cash, cash equivalents and short-term investments decreased by $285.4 million;
- Accrued salaries, wages and benefits increased by $49.0 million primarily as a result of timing differences in the payment of salaries and benefits and the addition of performance-based compensation accruals in early 2010, which we reduced in 2009 in response to the global economic downturn;
- Prepaid expenses and other current assets decreased by $41.3 million primarily as a result of the reclassification of $16.8 million of assets from held for sale to held and used because the held for sale criteria were no longer met at December 31, 2010, as well as decreases in deferred tax assets and other receivables; and
- Accounts receivable decreased by $12.4 million primarily as a result of an improvement in collections.

Working capital decreased by $270.8 million to $731.1 million as of December 31, 2009 from $1,001.9 million as of December 31, 2008. The decrease was primarily attributable to the following:

- Cash, cash equivalents and short-term investments decreased by $157.0 million;
- Current portion of long-term debt increased by $104.9 million as a result of the reclassification of $350.0 million of our 4% Convertible Subordinated Notes due in May 2010 from long-term debt to current portion of long-term debt, offset in part by the redemption of $243.0 million principal amount of our 6.5% Convertible Subordinated Notes during 2009;
- Inventories decreased by $51.2 million primarily as a result of reduced inventory purchases to reflect the expected reduction in revenues resulting from the economic downturn and also as a result of our continued focus on supply chain management;
- Prepaid expenses and other current assets decreased by $40.7 million primarily as a result of declines in prepaid taxes and prepaid software maintenance; and

- Accounts payable increased by $12.0 million primarily as a result of the normal timing of invoice receipts and payments.

These decreases in working capital were offset in part by the following:

- Accrued salaries, wages and benefits decreased by $37.4 million primarily as a result of the absence of performance-based compensation accruals;
- Accounts receivable increased by $35.0 million primarily as a result of higher revenues in the fourth quarter of 2009 compared to the same quarter of 2008; and
- Other accrued liabilities decreased by $22.6 million primarily attributable to a reversal in tax liabilities as a result of settlements of multi-year tax audits in foreign jurisdictions, utilization of restructuring reserves and a decrease in liabilities with third-party manufacturers.

Cash Provided by Operating Activities

During the year ended December 31, 2010, we generated $367.2 million of cash from operating activities, representing a significant improvement over $204.5 million of cash from operating activities in 2009. This increase was a result of the following:

- Net income adjusted for non-cash items, including depreciation and amortization of $266.7 million, stock-based compensation expense of $66.4 million and non-cash restructuring of operations and other items, net, of $45.7 million. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8;
- Offset in part by a net decrease of $66.2 million in assets and liabilities, including changes in working capital components, from December 31, 2009 to December 31, 2010, as discussed above.

During the year ended December 31, 2009, we generated $204.5 million of cash from operating activities compared to $278.1 million in 2008. Cash provided by operating activities in 2009 was the result of the following:

- A net loss adjusted for non-cash items, primarily depreciation and amortization of $268.2 million and stock-based compensation expense of $64.0 million. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8;
- Offset in part by a net decrease of $86.2 million in assets and liabilities, including changes in working capital components, from December 31, 2008 to December 31, 2009, as discussed above.

Cash Used in Investing Activities

Cash used in investing activities for the year ended December 31, 2010 was $60.1 million. The investing activities during 2010 were the following:

- Purchases of property, equipment and software, net of proceeds from sales, totaling $91.5 million;
- Proceeds from maturities and sales of investments, net of purchases, of $21.4 million; and
- Proceeds of $10.0 million from the maturity of notes receivable associated with the sale in 2007 of our assembly and test operations in Thailand.

Cash used in investing activities for the year ended December 31, 2009 was $34.1 million as compared to $163.4 million for the year ended December 31, 2008. The investing activities during 2009 were the following:

- Purchases of property, equipment and software, net of proceeds from sales, totaling $87.2 million;
- Proceeds from maturities and sales of investments, net of purchases, of $76.6 million;
- Acquisitions of businesses and companies, net of cash acquired, of $47.0 million;
- A decrease in non-current assets and deposits of $13.5 million; and

- Proceeds of $10.0 million from the maturity of notes receivable associated with the sale in 2007 of our assembly and test operations in Thailand.

We expect capital expenditures to be approximately $60 million in 2011. In recent years, we have reduced our level of capital expenditures as a result of our focus on establishing strategic supplier alliances with foundry semiconductor manufacturers and with third-party assembly and test operations, which enables us to have access to advanced manufacturing capacity while reducing our capital spending requirements.

Cash Used in Financing Activities

Cash used in financing activities for the year ended December 31, 2010 was $559.1 million as compared to $225.3 million for the year ended December 31, 2009. The primary financing activities during 2010 were the use of $350 million to repay our outstanding 4% Convertible Subordinated Notes upon their maturity in May 2010 and the use of $249.9 million to repurchase our common stock, which effectively completed the $250 million share repurchase program that was authorized by our Board of Directors on March 17, 2010, offset in part by the proceeds of $40.9 million from issuances of common stock under our employee stock plans.

The primary financing activities during 2009 were the use of $244.0 million to redeem our 6.5% Convertible Subordinated Notes, offset in part by the proceeds from issuances of common stock under our employee stock plans.

We do not currently pay, and do not anticipate paying in the foreseeable future, any cash dividends to our stockholders.

Cash, cash equivalents and short-term investments are our primary source of liquidity. We believe that our existing liquid resources and cash generated from operations will be adequate to meet our operating and capital requirements and other obligations for more than the next 12 months. We may, however, find it desirable to obtain additional debt or equity financing. Such financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2010:

	Payments Due by Period					
	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Other	Total
			(In millions)			
Operating lease obligations	$ 54.2	$59.5	$18.2	$4.2	$ —	$136.1
Purchase commitments	391.6	10.7	0.2	—	—	402.5
Unrecognized tax positions plus interest and penalties	—	—	—	—	85.7**	85.7
Pension contributions	64.0	*	*	*	*	64.0
Total	$509.8	$70.2	$18.4	$4.2	$85.7	$688.3

* We have pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. We also have pension plans covering certain international employees. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of return on plan assets, the level of market interest rates, and the amount of voluntary contributions to the plans. The amount shown in the table represents our planned contributions to our pension plans within a year. Because any contributions for 2012 and later will depend on the value of the plan assets in the future and thus are uncertain, we have not included any amounts for 2012 and beyond in the above table. Effective April 6, 2009, we froze the U.S. defined benefit pension plans, which covered active participants who joined us from Agere. As of December 31, 2010, our projected pension benefit obligation exceeded the fair value of our plan assets by $462.3 million. See Note 5 to our consolidated financial statements in Item 8.

** This amount represents the non-current tax payable obligation. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur.

Operating Lease Obligations

We lease real estate, certain non-manufacturing equipment and software under non-cancelable operating leases.

Purchase Commitments

We maintain purchase commitments with certain suppliers, primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time horizon as mutually agreed upon between the parties. This forecasted time horizon can vary for different suppliers.

Uncertain Tax Positions

As of December 31, 2010, we had $151.9 million of unrecognized tax benefits, for which we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, we estimate that the unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $16.3 million.

Standby Letters of Credit

As of December 31, 2010 and 2009, we had outstanding obligations relating to standby letters of credit of $3.9 million and $4.3 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, customs and certain self-insured risks. If the guarantees are called, we must reimburse the provider of the guarantee. The fair values of the letters of credit approximate the contract amounts. The standby letters of credit generally renew annually.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. Note 1 to those financial statements describes our significant accounting policies. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

We believe the following to be critical accounting estimates. They are important to the portrayal of our financial condition and results, and they require significant management judgment and estimates about matters that are inherently uncertain. As a result of the inherent uncertainty, there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions. Although we believe that our judgments and estimates are reasonable, appropriate and correct, different amounts could have been reported if different estimates were made.

Stock-Based Compensation

Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free interest rate.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced form calibrated binomial lattice model, or the lattice model. The lattice model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility over the term of our employee stock options. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of our model. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities appropriate for the term of our employee stock options; however, this may not accurately reflect future interest rates.

We use an equally weighted combination of historical and implied volatilities as of the grant date. Although we believe that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities, there is no way of accurately predicting the future stock price.

The lattice model estimates the probability of exercise by an employee as a function of two variables based on the entire history of exercises and cancellations for all past option grants made by us since our initial public offering. This estimate may not be a reliable indicator of future employee behavior.

Forfeitures are estimated based on historical experience, which may not hold true in the future.

Our determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of highly complex and subjective assumptions. We use third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with the Financial Accounting Standards Board, or FASB, guidance using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Employee Stock Purchase Plan:

Compensation expense under the employee stock purchase plan is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. This model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility. As such, it is subject to similar risks to those relating to stock options.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out, or FIFO, method. We write down our inventories for estimated obsolescence and unmarketable inventory in an amount equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Inventory impairment charges create a new cost basis for inventory.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements, product life-cycles, life-time buys at the end of supplier product runs and a shift of production to outsourcing. If actual demand or market conditions are less favorable than we project or our customers' demands fail to meet our projections, additional inventory write-downs may be required.

If market conditions are more favorable than expected, we could experience more favorable gross profit margins going forward as we sell inventory that was previously written down.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We have historically pursued the acquisition of businesses, which has resulted in the accumulation of a significant amount of goodwill and intangible assets. We assess the impairment of long-lived assets and identified intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. When we determine that there is an indicator that the carrying value of long-lived assets, identified intangibles or related goodwill may not be recoverable, we measure impairment based on estimates of future cash flows.

The goodwill impairment testing is a two-step process and is performed by reporting unit. Our reporting units are Semiconductor and Storage Systems. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, we rely solely on a discounted cash-flow analysis. We do research and analyze peer multiples for comparison purposes, but we do not rely directly upon such data due to the lack of specific comparability between the peer companies and our reporting units. Instead we employ the peer multiple data as a general check on the results of our discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

Although we believe that our methods of evaluating impairment are reasonable, future changes in economic and other conditions could force us to take additional charges. Our next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2011 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

We assess the recoverability of our identified intangible assets based on our estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, an impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping.

Restructuring Reserves

We have recorded reserves/accruals for restructuring costs related to our restructuring of operations. The restructuring reserves include estimated payments to employees for severance, termination fees associated with leases and other contracts, decommissioning and selling costs associated with assets held for sale, and other costs related to the closure of facilities. The restructuring reserves are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to when the original liability was recorded. For example, existing accruals for severance may be modified if employees are redeployed due to circumstances not foreseen when the original plans were initiated, accruals for outplacement services may not be fully utilized by former employees, and severance accruals could change for statutory reasons in countries other than the United States. Accruals for facility leases under which we ceased using the benefits conveyed to us under the lease may change if market conditions for subleases change or if we later negotiate a termination of the lease.

Income Taxes

The calculation of our tax liabilities involves the application of complex tax rules and regulations in multiple jurisdictions throughout the world. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. The calculation of tax liabilities involves uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by various tax jurisdictions. Significant changes to these estimates may result in an increase or a decrease to our tax provision in a subsequent period. The deferred tax assets we record each period depend primarily on our ability to generate future taxable income in the United States and certain non-U.S. jurisdictions. Each period, we evaluate the need for a valuation allowance for our deferred tax assets and, if necessary, we adjust the valuation allowance so that net deferred tax assets will be realized. If our outlook for future taxable income changes significantly, our assessment of the need for a valuation allowance may also change.

Retirement Benefits

Post-retirement assets and liabilities are our estimates of benefits that we expect to pay to eligible retirees. We consider various factors in determining our post-retirement group life assets, including the number of employees that we expect to receive benefits and other actuarial assumptions.

For defined benefit pension plans, we consider various factors in determining our pension liability and net period benefit cost, including the number of employees that we expect to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate, the timing of the payment of benefits, and other actuarial assumptions. If the actual results and events of our pension plan differ from our current assumptions, our benefit obligations may be over-or under-valued.

The key benefit plan assumptions are the discount rate and the expected rate of return on plan assets. The assumptions discussed below are for our U.S. retirement benefit plans. For our international plans, we chose assumptions specific to each country.

The discount rate we use is based on a cash-flow analysis using the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve as of the measurement date. We base our salary increase assumptions on historical experience and future expectations. In developing the expected rate of return, we consider long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation among debt, equity securities and other investments.

For 2010, we used an expected rate of return on plan assets of 8.0% for our U.S. pension plans. For our U.S. post-retirement benefit plans, we used a weighted-average long-term rate of return on assets of 7.0%. For the U.S. plans, we use a calculated market-related value of assets, or MRVA, in determining the estimated return on plan assets. The MRVA smoothes the recognition of asset gains and losses over a five-year period. Because of this smoothing, the MRVA also affects the determination of amortization of gains or losses. As of December 31, 2010, the MRVA for the U.S. plans was $951.1 million, as compared to a fair value of $925.0 million. If we used the fair value, the net periodic benefit cost would increase by $3.0 million for 2011.

Actuarial assumptions are based on our best estimates and judgment. Material changes may occur in retirement benefit costs in the future if these assumptions differ from actual events or experience. We performed a sensitivity analysis on the discount rate, which is the key assumption in calculating the pension and post-retirement benefit obligations. Each change of 25 basis points in the discount rate assumption would have had an estimated $38.0 million impact on the benefit obligation for the year ended December 31, 2010. Each change of 25 basis points in the discount rate assumption and expected rate of return assumption would have an estimated $0.2 million and $2.4 million, respectively, impact on annual net retirement benefit costs for the year ended December 31, 2011.

Fair Value Measurements

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determine the estimated fair value of financial assets and liabilities using the market approach and the income approach as considered to be appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses discounted cash flow models by considering market expectations about future cash flows and other inputs that are observable or can be corroborated by observable market data.

The fair value inputs are reviewed by management for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value. In the current market environment, the assessment of fair value can be difficult and subjective. However, given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market prices for identical or similar assets, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment is material to the valuation of our investment portfolio.

We do not estimate the fair value for non-marketable equity securities unless there are identified events or changes in circumstances that may have a significant adverse effect on the investment. If management determines that these non-marketable equity investments are impaired, losses are generally measured by using pricing reflected in current rounds of financing.

Other Than Temporary Impairment

We recognize an impairment charge when declines in the fair values of our investments in debt and equity securities below their cost basis are judged to be other than temporary. We evaluate both qualitative and quantitative factors, such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements, to determine if a credit loss may exist.

For investments in equity securities, to determine if an impairment has occurred, we review the financial performance of each investee, industry performance and outlook for each investee, and the trading prices of marketable equity securities. For non-marketable equity securities, we review recent financing activities of the investees, movements in equity value, venture capital markets, the investee's capital structure, liquidation preferences of the investee's capital and other economic variables. If an unrealized loss is determined to be other than temporary, a loss is recognized as a component of interest income and other, net. For marketable equity securities, impairment losses are measured using the closing market price of the marketable securities on the date management determined that the investments are impaired. For non-marketable equity securities, impairment losses are generally measured by using pricing reflected in current rounds of financing. We do not estimate the fair values of non-marketable equity investments unless there are identified events or changes in circumstances that may have a significant adverse effect on the investments.

RECENT ACCOUNTING PRONOUNCEMENTS

The information contained in Note 1 to our financial statements in Part II, Item 8 under the heading "Recent Accounting Pronouncements" is incorporated by reference into this Part II, Item 7.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Sensitivity

A 10% weighted-average worldwide interest rate movement affecting our fixed and floating rate financial instruments as of December 31, 2010 and 2009, including investments and debt obligations, would not have had a significant effect on our consolidated balance sheets, results of operations or cash flows over the next fiscal year, assuming that the debt and investment balances remained consistent.

With the objective of protecting our cash flows and earnings from the impact of fluctuations in interest rates, while minimizing the cost of capital, we may enter into interest rate swaps from time to time. As of December 31, 2010, we had no interest rate swaps outstanding.

Foreign Currency Exchange Risk

We have foreign subsidiaries that operate and sell our products in various global markets. As a result, our cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through operational strategies and financial market instruments. We use various hedge instruments, primarily forward contracts with maturities of 12 months or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. We did not enter into derivative financial instruments for trading purposes during 2010 and 2009.

Based on our overall currency rate exposures at December 31, 2010 and 2009, including derivative financial instruments and non-functional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant effect on our consolidated balance sheets, results of operations or cash flows over the next fiscal year.

Credit and Market Liquidity Risks

As of December 31, 2010, we had cash equivalents of $380.4 million, the majority of which is invested in money market funds. We had short-term investments of $154.9 million in debt securities. These securities are classified as available-for-sale and accordingly are recorded at fair market value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of applicable taxes.

These investments expose us to credit risk or the risk of loss should the issuer of the debt securities held in our portfolio or by the money market mutual funds we invest in be unable to meet their financial obligations under those securities. Our available-for-sale debt securities at December 31, 2010 included $116.6 million of asset-backed and mortgage-backed securities, of which $97.5 million are issued by agencies of the U.S. government. We diversify our investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund.

We are also exposed to market liquidity risk. This is the risk that the demand for securities in the market becomes significantly lower than normal or ceases to exist, similar to circumstances that existed during the recent global financial crisis. During the course of that crisis, the Federal Reserve implemented a number of new programs designed to improve liquidity and conditions in financial markets. Due to the improved functioning of financial markets, many of those programs have expired or have been closed.

Despite the potential intervention by the Federal Reserve, should financial market conditions require it in the future, access to our funds could be limited in some cases and some money market funds could limit redemptions for a period of time. The impact of market liquidity risk on our investments is that we may be unable to sell our investments in a timely manner should we need to, or if we are able to sell them, the sale price of the investments may be lower than we expect.

Credit and market liquidity risks could impact our consolidated results of operations to the extent we incur a loss or if management determines that changes in prices of available-for-sale debt securities are other than temporary.

LSI Corporation

Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 521,786	$ 778,291
Short-term investments	154,880	183,781
Accounts receivable, less allowances of $9,701 and $9,902, respectively	326,604	338,961
Inventories	186,772	169,335
Prepaid expenses and other current assets	73,778	115,084
Total current assets	1,263,820	1,585,452
Property and equipment, net	223,181	218,972
Identified intangible assets, net	561,137	739,244
Goodwill	188,698	188,698
Other assets	188,076	235,564
Total assets	$ 2,424,912	$ 2,967,930
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 173,919	$ 213,008
Accrued salaries, wages and benefits	126,307	77,281
Other accrued liabilities	184,402	214,096
Current portion of long-term debt	—	350,000
Total current liabilities	484,628	854,385
Pension and post-retirement benefit obligations	463,119	454,206
Income taxes payable — non-current	85,717	103,047
Other non-current liabilities	73,946	95,188
Total liabilities	1,107,410	1,506,826
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred shares; $.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock; $.01 par value; 1,300,000 shares authorized; 615,191 and 656,484 shares outstanding, respectively	6,152	6,565
Additional paid-in capital	5,998,137	6,142,674
Accumulated deficit	(4,368,522)	(4,408,494)
Accumulated other comprehensive loss	(318,265)	(279,641)
Total stockholders' equity	1,317,502	1,461,104
Total liabilities and stockholders' equity	$ 2,424,912	$ 2,967,930

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
Revenues	$2,570,047	$2,219,159	$2,677,077
Cost of revenues	1,461,182	1,375,758	1,608,108
Gross profit	1,108,865	843,401	1,068,969
Research and development	669,822	608,312	672,511
Selling, general and administrative	343,013	326,014	406,875
Restructuring of operations and other items, net	58,885	38,246	43,717
Goodwill and identified intangible asset impairment charges	—	—	541,586
Income/(loss) from operations	37,145	(129,171)	(595,720)
Interest expense	(5,601)	(21,931)	(34,943)
Interest income and other, net	13,848	20,272	36,110
Income/(loss) before income taxes	45,392	(130,830)	(594,553)
Provision/(benefit) for income taxes	5,420	(83,111)	27,700
Net income/(loss)	$ 39,972	$ (47,719)	$ (622,253)
Net income/(loss) per share:			
Basic	$ 0.06	$ (0.07)	$ (0.96)
Diluted	$ 0.06	$ (0.07)	$ (0.96)
Shares used in computing per share amounts:			
Basic	638,998	651,238	647,953
Diluted	646,324	651,238	647,953

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Stockholders' Equity (In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount				
Balances at December 31, 2007	680,595	$6,806	$6,152,421	$(3,738,522)	$ 64,291	$2,484,996
Net loss				(622,253)		
Foreign currency translation adjustments					20,824	
Net unrealized gain on investments, net of tax $1,288					852	
Net unrealized loss on derivatives, net of tax $0					(905)	
Actuarial loss on pension and post-retirement plans, net of tax $0					(357,957)	
Amortization of prior service cost and net actuarial loss					9,325	
Total comprehensive loss						(950,114)
Repurchase of shares	(44,611)	(446)	(228,978)			(229,424)
Issuance to employees under stock option and purchase plans	9,403	94	42,834			42,928
Issuance of common stock pursuant to restricted stock awards, net	2,745	27	(6,022)			(5,995)
Stock-based compensation			98,531			98,531
Balances at December 31, 2008	648,132	6,481	6,058,786	(4,360,775)	(263,570)	1,440,922
Net loss				(47,719)		
Foreign currency translation adjustments					5,273	
Net unrealized gain on investments, net of tax $1,957					3,248	
Net unrealized gain on derivatives, net of tax $467					775	
Actuarial loss on pension and post-retirement plans, net of tax $717					(23,828)	
Amortization of prior service cost and net actuarial gain					(1,539)	
Total comprehensive loss						(63,790)
Issuance to employees under stock option and purchase plans	6,139	62	18,685			18,747
Issuance of common stock pursuant to restricted stock awards, net	2,213	22	(4,857)			(4,835)
Stock-based compensation			70,060			70,060
Balances at December 31, 2009	656,484	6,565	6,142,674	(4,408,494)	(279,641)	1,461,104
Net income				39,972		
Foreign currency translation adjustments					162	
Net unrealized gain on investments, net of tax $644					1,032	
Net unrealized gain on derivatives, net of tax $0					357	
Actuarial loss on pension and post-retirement plans, net of tax $0					(43,008)	
Amortization of prior service cost and net actuarial loss					2,833	
Total comprehensive income						1,348
Issuance to employees under stock option and purchase plans	8,999	90	40,793			40,883
Issuance of common stock pursuant to restricted stock awards, net	1,085	11	(3,057)			(3,046)
Repurchase of shares	(51,377)	(514)	(249,428)			(249,942)
Stock-based compensation			67,155			67,155
Balances at December 31, 2010	615,191	$6,152	$5,998,137	$(4,368,522)	$(318,265)	$1,317,502

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income/(loss)	$ 39,972	$ (47,719)	$ (622,253)
Adjustments:			
Depreciation and amortization	266,672	268,162	324,223
Stock-based compensation expense	66,441	63,983	72,283
Non-cash restructuring of operations and other items, net	45,681	690	(4,215)
Goodwill and identified intangible assets impairment charges	—	—	541,586
Gain on redemption of convertible subordinated notes	—	(149)	(3,178)
Write-down of investments, net of gain on sale	6,779	1,529	15,273
Loss/(gain) on sale of property and equipment	11	(145)	(123)
Unrealized foreign exchange loss	4,311	1,301	25,469
Deferred taxes	3,512	3,063	10,027
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:			
Accounts receivable, net	12,357	(34,986)	102,386
Inventories	(17,437)	64,592	20,307
Prepaid expenses and other assets	14,404	68,469	52,024
Accounts payable	(35,213)	8,420	(130,129)
Accrued and other liabilities	(40,315)	(192,736)	(125,628)
Net cash provided by operating activities	367,175	204,474	278,052
Investing activities:			
Purchases of debt securities available-for-sale	(44,643)	(10)	(190,548)
Proceeds from maturities and sales of debt securities available-for-sale	56,529	90,572	240,157
Purchases of other investments	(316)	(14,159)	(8,500)
Proceeds from sale of other investments	9,795	165	—
Purchases of property, equipment and software	(92,342)	(90,004)	(134,589)
Proceeds from sale of property and equipment	840	2,773	13,674
Acquisitions of businesses and companies, net of cash acquired	—	(46,981)	(95,137)
Proceeds from repayments on a note receivable	10,000	10,000	20,000
Decrease/(increase) in non-current assets and deposits	—	13,501	(13,300)
Proceeds received from the resolution of a pre-acquisition income tax contingency	—	—	4,821
Net cash used in investing activities	(60,137)	(34,143)	(163,422)
Financing activities:			
Redemption of convertible subordinated notes	(349,999)	(244,047)	(116,636)
Issuances of common stock	40,883	18,747	42,928
Purchase of minority interest in subsidiary	—	—	(70)
Purchase of common stock under repurchase programs	(249,942)	—	(229,231)
Net cash used in financing activities	(559,058)	(225,300)	(303,009)
Effect of exchange rate changes on cash and cash equivalents	(4,485)	3,959	(3,889)
Net change in cash and cash equivalents	(256,505)	(51,010)	(192,268)
Cash and cash equivalents at beginning of year	778,291	829,301	1,021,569
Cash and cash equivalents at end of year	$ 521,786	$ 778,291	$ 829,301

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Notes to Consolidated Financial Statements

Note 1 — Significant Accounting Policies

Nature of the Business: LSI Corporation ("LSI" or the "Company") designs, develops and markets complex, high-performance storage and networking semiconductors and storage systems. The Company provides silicon-to-system solutions that are used at the core of products that create, store, consume and transport digital information. The Company offers a broad portfolio of capabilities including custom and standard product integrated circuits used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems, and personal computers. The Company also offers external storage systems, storage systems software, redundant array of independent disks ("RAID") adapters for computer servers and RAID software applications. The Company also generates revenue by licensing other entities to use its intellectual property.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Where the functional currency of the Company's foreign subsidiaries is the local currency, assets and liabilities are translated into U.S. dollars using the exchange rates on the balance sheet dates, and revenues and expenses are translated using average rates prevailing during the period. Accounts and transactions denominated in foreign currencies have been re-measured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other, net. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from these estimates.

Revenue Recognition: The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the sales price is fixed or determinable, and (iv) the title and risk of loss have been transferred and collection of resulting receivables is reasonably assured (or probable in the case of software). Standard products sold to distributors are subject to specific rights of return, and revenue recognition is deferred until the distributor sells the product to a third-party because the selling price is not fixed and determinable. Revenues from storage systems sales may include software that is more than incidental to the product. The Company does not provide any post contract support under such arrangements and therefore the revenue from such arrangements is recognized at the time of delivery of the product. All amounts billed to a customer related to shipping and handling are classified as revenues, while all costs incurred by the Company for shipping and handling are classified as cost of revenues. Consideration given to customers, when offered, is primarily in the form of discounts and rebates and is accounted for as reductions to revenues in the same period the related sale is made. The amount of these reductions is based on historical rebate claims, specific criteria included in rebate agreements, and other factors known at the time.

Revenues from the licensing of the Company's intellectual property are recognized when the significant contractual obligations have been fulfilled and the fundamental revenue recognition criteria discussed above are met. The contractual terms of such licensing arrangements generally provide for payments over an extended period of time. The Company recognizes revenue from such arrangements when payments become due. Royalty revenues are recognized upon the sale of products subject to royalties and are recognized based upon reports received from licensees during the period, unless collectibility is not reasonably assured, in which case revenue is recognized when payment is received from the licensee.

Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing net income/(loss) available to common stockholders (numerator) by the weighted-average number of common shares outstanding (denominator) during the period. Diluted income/(loss) per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury stock method for outstanding stock options and restricted stock unit awards and the if-converted method for convertible notes. Under the treasury stock method, the amount the employee must pay for exercising stock options and employee stock purchase rights, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The following table provides a reconciliation of the numerators and denominators used in the computation of basic and diluted per share amounts:

	Year Ended December 31,								
	2010			2009			2008		
	Income*	Shares+	Per Share Amount	(Loss)*	Shares+	Per Share Amount	(Loss)*	Shares+	Per Share Amount
	(In thousands except per share amounts)								
Basic:									
Net income/(loss) available to common stockholders	$39,972	638,998	$0.06	$(47,719)	651,238	$(0.07)	$(622,253)	647,953	$(0.96)
Stock options, employee stock purchase rights and restricted stock unit awards	—	7,326	—	—	—	—	—	—	—
Diluted:									
Net income/(loss) available to common stockholders	$39,972	646,324	$0.06	$(47,719)	651,238	$(0.07)	$(622,253)	647,953	$(0.96)

* Numerator

\+ Denominator

The following table provides information about the weighted-average common share equivalents that were excluded from the computation of diluted shares because their inclusion would have had an antidilutive effect on net income/(loss) per share:

	Year Ended December 31,		
	2010	2009	2008
	(Shares in thousands)		
Anti-dilutive securities:			
Stock options	70,018	78,661	86,798
Restricted stock unit awards	93	2,037	3,904
Convertible notes	9,789	33,341	48,407

Stock-Based Compensation Expense: The estimated fair value of the equity-based award, net of estimated forfeitures, is amortized over the award vesting periods on a straight-line basis.

Cash Equivalents: All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Cash and cash equivalents consist primarily of highly liquid investments in overnight deposits and money-market funds.

Accounts Receivable and Allowance for Doubtful Accounts: Trade receivables are reported in the consolidated balance sheets reduced by an allowance for doubtful accounts reflecting estimated losses resulting from receivables not considered to be collectible. The allowance for doubtful accounts is estimated by evaluating customers' payment history and credit worthiness as well as current economic and market trends.

Investments: Available-for-sale investments include marketable short-term investments in debt securities and long-term investments in marketable equity securities of technology companies. Short-term investments in marketable debt securities are reported at fair value and include all debt securities regardless of their maturity dates. Long-term investments in marketable equity securities are reported at fair value. Unrealized gains and losses on marketable debt and equity securities, net of related tax, are recorded as a separate component of comprehensive income in stockholders' equity until realized. The investments in long-term non-marketable equity securities are recorded at cost and consist primarily of non-marketable common and preferred stock of technology companies. Pre-tax gains and losses on securities sold are determined based on the specific identification method and are included in interest income and other, net, in the statements of operations. The Company does not hold any of these securities for speculative or trading purposes.

For all investments in debt and equity securities, unrealized losses are evaluated to determine if they are other than temporary. For investments in debt securities, if the fair value of a debt security is less than its amortized cost basis, the Company assesses whether the impairment is other than temporary. An impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost of the security. If an impairment is considered other than temporary based on conditions (i) or (ii), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements to determine if a credit loss may exist.

For investments in marketable equity securities, in order to determine if impairment has occurred, the Company reviews the financial performance of each investee, industry performance and outlook of each investee, and the trading prices of marketable equity securities. For non-marketable equity securities, the Company reviews recent financing activities of each investee, movements in equity value, venture capital markets, the investee's capital structure, liquidation preferences of the investee's capital and other economic variables. If an unrealized loss is determined to be other than temporary, a loss is recognized as a component of interest income and other, net, in the statements of operations. For marketable equity securities, impairment losses are measured using the closing trading prices of the marketable securities on the date management determines that the investments are impaired. For non-marketable equity securities, the Company does not estimate the fair values unless there are identified events or changes in circumstances that may have a significantly adverse effect on the investment. If management determines that these non-marketable equity investments are impaired, losses are generally measured by using pricing reflected in current rounds of financing.

Inventories: Inventories are stated at the lower of cost or market. Cost is computed on a first-in, first-out basis for raw materials, work-in-process and finished goods. Inventory is written down when conditions indicate that the selling price could be less than the cost due to physical deterioration, obsolescence, changes in price levels or other causes. Inventory is also written down when inventory levels are in excess of the forecasted 12 months of demand, as judged by management, for each specific product. When inventory is written down, a new cost basis is established.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as presented below:

Buildings and improvements	20-40 years
Equipment	3-5 years
Furniture and fixtures	5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the related leases or the estimated useful lives of the improvements.

Software: The Company capitalizes both purchased software and software development costs. Purchased software costs primarily include software and external consulting fees related to the purchase and implementation of software used for business operations and engineering design activities. Capitalized purchased software is amortized over the estimated useful lives of the projects, typically a two- to five-year period. Development costs for software that will be sold to customers and/or embedded in certain hardware products are capitalized when a product's technological feasibility has been established. Prior to the establishment of technological feasibility, software development costs are expensed as research and development. Capitalized development costs are amortized over the periods, typically 18 to 36 months, during which they are expected to contribute to the Company's future cash flows and are recorded in cost of revenues when software is sold to customers. Software amortization totaling $47.3 million, $37.2 million and $25.8 million was included in the Company's consolidated results of operations for the years ended December 31, 2010, 2009 and 2008, respectively. On a quarterly basis, the Company assesses the realizability of each software product. The Company immediately writes off the amount by which the unamortized capitalized software development costs exceed the estimated net realizable value. During the fourth quarter of 2010, the Company wrote off $25.4 million of capitalized software development costs due to the decision to discontinue several development projects. The charge for this write-off is included in restructuring of operations and other items, net, in the consolidated statements of operations.

Goodwill: The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors that could trigger an impairment review include the following: (i) significant negative industry or economic trends; (ii) exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected losses that demonstrate continuing losses associated with an asset; or (iv) the Company's market capitalization being less than net book value. When the Company determines that there is an indicator that the carrying value of goodwill may not be recoverable, the Company measures impairment based on estimates of future cash flows. The Company has two reporting units, Semiconductor and Storage Systems. Impairment, if any, is measured based on an implied fair value model that determines the carrying value of goodwill. The impairment test is a two-step process. The first step requires comparing the fair value of each reporting unit to its net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the second step must be completed to measure the amount of impairment. The second step calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step 1. The implied fair value of goodwill determined in step 2 is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of each reporting unit, the Company relies solely on a discounted cash-flow analysis. The Company does research and analyzes peer multiples for comparison purposes, but does not rely directly upon such data due to the lack of specific comparability between the peer companies and its reporting units. Instead the Company employs the peer multiple data as a general check on the results of its discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for each reporting unit, with adjustments made to account for the relative risk of individual assets valued.

Identified intangible assets: The Company assesses the recoverability of its identified intangible assets based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, an impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping.

Long-Lived Assets: The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. When assets are removed from operations and held for sale, the impairment loss is estimated as the excess of the carrying value of the assets over their fair value.

Fair Value Disclosures of Financial Instruments: GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's financial assets and financial liabilities recorded at fair value have been categorized based upon the following three levels of inputs:

Level 1 — Unadjusted, quoted prices in active, accessible markets for identical assets or liabilities. The Company's investments in marketable equity securities, money-market funds and mutual funds that are traded in active exchange markets, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets, are classified under Level 1.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's investments in U.S. government and agency securities, commercial paper, corporate debt securities, U.S. Treasury Inflation-Protected Securities and asset-backed and mortgage-backed securities are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates, yield curves, prepayment speeds, collateral performance, broker/dealer quotes and indices that are observable at commonly quoted intervals. Foreign exchange forward contracts traded in the over-the-counter markets are valued using market transactions or broker quotations. As such, these derivative instruments are classified within Level 2. The Company's investments in commingled funds are valued based on the net asset value per share of each investment at the measurement date. Commingled funds are classified as Level 2 as the Company could redeem these investments with the sponsoring investment management organizations at least monthly.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company determines the estimated fair value of financial instruments using the market approach and the income approach as considered to be appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses discounted cash flow models by considering market expectations about future cash flows and other inputs that are observable or can be corroborated by observable market data. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The fair value of investments, derivative instruments and convertible debt are based on market data. Carrying amounts of accounts receivable and accounts payable approximate the fair value due to the short maturity of these financial instruments.

Derivative Instruments: All of the Company's derivative instruments are recognized as assets or liabilities in the consolidated balance sheets and measured at fair value. On the date a derivative contract is entered into, the Company may designate the derivative as either a hedge of the fair value of a recognized asset or liability ("fair-value" hedge), as a hedge of the variability of cash flows to be received or paid ("cash-flow" hedge), or as a foreign-currency hedge. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income until earnings are affected by the variability of the cash flows. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a foreign-currency hedge are recorded in either current period earnings or other comprehensive income, depending on whether the hedged transaction is a fair-value hedge (e.g., a hedge of a firm commitment that is to be settled in a foreign currency) or a cash-flow hedge (e.g., a hedge of foreign-currency-denominated forecasted transaction).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The Company would discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated or exercised; (3) the derivative is no longer designated as a hedge instrument because it is unlikely that a forecasted transaction will occur; (4) the hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as a highly effective fair-value hedge, the derivative will continue to be carried on the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When a fair-value hedge on an interest-bearing financial instrument (such as an interest rate swap) is cancelled and hedge accounting is discontinued, the hedged item is no longer adjusted for changes in its fair value, and the remaining asset or liability will be amortized to earnings over the remaining life of the hedged item. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the consolidated balance sheets at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the consolidated balance sheets at its fair value, and any asset or liability that was previously recorded pursuant to recognition of the firm commitment will be removed from the consolidated balance sheets and recognized as a gain or loss in current period earnings.

Concentration of Credit Risk of Financial Instruments: Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, and their composition and maturities are regularly monitored by management. The Company diversifies its investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund. A majority of the Company's trade receivables are derived from sales to large, multinational computer, communication, networking and storage manufacturers, with the remainder distributed across other industries. As of December 31, 2010, three customers accounted for 21.2%, 16.8% and 12.2% of trade receivables, and as of December 31, 2009, two customers accounted for 28% and 16% of trade receivables. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

Product Warranties: The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of generally one to three years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Litigation and Settlement Costs: The Company is involved in legal actions arising in the ordinary course of business. The Company records an estimated loss for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the amount of loss can be reasonably estimated.

Income Taxes: The calculation of the Company's tax provision involves the application of complex tax rules and regulations within multiple jurisdictions throughout the world. The Company makes estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are made in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities arising from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. Significant changes to these estimates may result in an increase or a decrease to the Company's tax provision in a subsequent period.

The Company recognizes the effect of income tax positions only if these positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. The Company uses the flow-through method to account for investment tax credits. Under this method, a credit is recognized as a reduction of income tax expense in the year the credit is utilized.

Recent Accounting Pronouncements

Pronouncements not yet effective:

In October 2009, the Financial Accounting Standards Board ("FASB") amended revenue recognition guidance on multiple-deliverable arrangements to address how to separate deliverables and how to measure and allocate arrangement consideration. The new guidance requires the use of management's best estimate of selling price for the deliverables in an arrangement when a vendor does not have specific objective evidence of selling price or third party evidence of selling price. In addition, excluding specific software revenue guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. This guidance also expands the disclosure requirements to include both quantitative and qualitative information. This guidance is effective for the Company beginning in the first quarter of 2011 and is not expected to have a significant impact on the Company's results of operations or financial position.

In October 2009, the FASB issued guidance to clarify that tangible products containing software components and non-software components that function together to deliver a product's essential functionality will be considered non-software deliverables and will be scoped out of the software revenue recognition guidance. This guidance is effective for the Company beginning in the first quarter of 2011 and is not expected to have a significant impact on the Company's results of operations or financial position.

In December 2010, the FASB issued guidance to clarify that, when presenting comparative financial statements for business combinations that occurred during the current year, a public entity should disclose revenue and earnings of the combined entity as though the business combinations had occurred as of the beginning of the comparable prior annual reporting period. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for the Company beginning in the first quarter of 2011 and is not expected to have a significant impact on the Company's results of operations or financial position.

Pronouncements adopted during 2010:

In June 2009, the FASB issued guidance that amends the consolidation rules related to variable interest entities. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009. The Company adopted this guidance in the first quarter of 2010. The adoption did not impact the Company's results of operations or financial position.

In January 2010, the FASB issued revised guidance that expands the disclosure requirements for fair value measurements. New disclosure required under the revised guidance includes information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and inclusion of purchases, sales, issuances and settlements information for Level 3 measurements in the rollforward of activity on a gross basis. This guidance is effective for fiscal years beginning after December 15, 2009, except for the rollforward of activities on a gross basis for Level 3, which is effective for fiscal years beginning after December 15, 2010. The Company adopted this guidance in the first quarter of 2010. The adoption did not impact the Company's results of operations or financial position.

Note 2 — Restructuring, Asset Impairment Charges and Other Items

The following table summarizes the items included in restructuring of operations and other items, net:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Lease and contract terminations(a)	$ 5,629	$19,525	$14,382
Employee severance and benefits(b)	11,890	10,094	25,401
Asset impairments and other exit activities(c)	44,107	608	(4,309)
Total restructuring expenses	61,626	30,227	35,474
Other items(d)	(2,741)	8,019	8,243
Total restructuring expenses and other items, net	$58,885	$38,246	$43,717

(a) The 2009 amount included an accrual for remaining payments to be made under a design tool license agreement that the Company no longer uses.

(b) The amounts primarily related to restructuring actions taken to streamline the Company's operations. In 2010, the Company reduced its global workforce in non-strategic areas as it continued to increase synergies across its Semiconductor segment. Also, late in 2010, in response to the changing external storage systems market, the Company changed some of its business strategies for its Storage Systems segment and discontinued several development projects, and in early 2011 closed several office locations and reduced its headcount.

(c) The 2010 amount consisted of the write-off of software, intangible assets and fixed assets due to several development program cancellations resulting from the changes in business strategies in the Company's Storage Systems segment. The 2008 amount included a $2.0 million gain on the sale of land in Gresham, Oregon and a $2.6 million gain on the sale of assets that were held for sale in Singapore in connection with the Agere Systems Inc. ("Agere") merger.

(d) The 2010 and 2009 amounts were primarily related to litigation. The credit for 2010 was primarily the result of a $4.4 million reversal of previously accrued litigation costs as a result of a court ruling in favor of the Company, offset in part by $1.6 million of catch-up depreciation for land improvements resulting from the reclassification of Gresham land from held for sale to held and used in the fourth quarter of 2010. The 2008 amount included $12.5 million for the settlement of a legal proceeding, offset primarily by curtailment gains resulting from the pension plan freeze effective April 6, 2009 and termination of the post-retirement medical plans in 2009.

The following table summarizes the restructuring of operations and other items, net by segment:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Semiconductor segment	$ 7,341	$34,930	$41,129
Storage Systems segment	51,544	3,316	2,588
Total restructuring expenses and other items, net	$58,885	$38,246	$43,717

The following table summarizes the restructuring and asset impairment activities:

	Lease and Contract Terminations	Employee Severance and Benefits	Asset Impairments and Other Exit Activities	Total
		(In thousands)		
Beginning balance at December 31, 2008	$ 44,555	$ 28,031	$ 83	$ 72,669
Expense	19,525	10,094	608	30,227
Utilized	(23,683)(a)	(33,220)(a)	(691)	(57,594)
Ending balance at December 31, 2009	$ 40,397	$ 4,905	$ —	$ 45,302
Expense	5,629	11,890	44,107	61,626
Utilized	(25,121)(a)	(11,844)(a)	(44,107)	(81,072)
Ending balance at December 31, 2010(b)	$ 20,905	$ 4,951	$ —	$ 25,856

(a) The amounts utilized represent cash payments.

(b) The balance remaining for the lease and contract terminations is expected to be paid during the remaining terms of the leases, which extend through 2013. The majority of the balance as of December 31, 2010 remaining for severance is expected to be paid in the first quarter of 2011.

Note 3 — Stock-Based Compensation and Common Stock

Description of the Company's Equity Compensation Plans

At the Company's annual meeting on May 12, 2010, the stockholders approved amendments to the 2003 Equity Incentive Plan ("2003 Plan") and the Employee Stock Purchase Plan ("ESPP"). The principal changes to the 2003 Plan were:

- Making a total of 45 million shares available for grants under the 2003 Plan after May 12, 2010. Of that amount, 30 million shares were available for grants of restricted stock and restricted stock units; and

- Updating the performance measures that can be used to determine the vesting of awards intended to qualify for deductibility under Section 162(m) of the Internal Revenue Code to better match the metrics the Company uses to manage its business.

The principal changes to the ESPP were:

- Making a total of 30 million shares available for purchase under the ESPP after May 15, 2010;
- Providing better coordination between the plan and a sub-plan through which employees outside the U.S. and Canada participate in the ESPP; and
- Extending the term of the ESPP through May 12, 2020.

On March 31, 2009, the Compensation Committee of the Board of Directors of the Company adopted an amendment to the ESPP to increase the maximum number of shares that a participant can purchase in a single purchase period from 1,000 shares to 2,000 shares, effective November 15, 2009.

At the Company's annual meeting on May 14, 2008, the stockholders approved amendments to the 2003 Plan and the ESPP. The principal changes to the 2003 Plan were:

- Making a total of 45 million shares available for grants under the 2003 Plan after May 14, 2008. Of that amount, 15 million shares were available for grants of restricted stock and restricted stock units;
- Allowing non-employee directors to be eligible to participate in the 2003 Plan;
- Including stock appreciation rights as a permitted type of award under the 2003 Plan;
- Increasing the limits on the size of awards that can be granted under the 2003 Plan to any person in one year from two million to four million shares for stock options and from 0.5 million to one million shares for restricted stock and restricted stock units; and
- Allowing incentive stock options to be granted under the 2003 Plan until May 14, 2018.

The principal changes to the ESPP were:

- Making a total of 25 million shares available for purchase under the ESPP after May 14, 2008;
- Consolidating the Company's International Employee Stock Purchase Plan into the ESPP; and
- Extending the term of the ESPP through May 14, 2018.

2003 Plan:

Under the 2003 Plan, the Company may grant stock options and stock appreciation rights with an exercise price that is no less than the fair market value of the stock on the date of grant, restricted stock and restricted stock units to employees and non-employee directors. No participant may be granted stock options covering more than four million shares of stock or more than an aggregate of one million shares of restricted stock and restricted stock units in any fiscal year. The term of each option or restricted stock unit is determined by the Board of Directors or its delegate and, for option grants on or after February 12, 2004, is generally seven years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant. As of December 31, 2010, the 2003 Plan had approximately 44.4 million common shares available for future grants. As of December 31, 2010, there were a total of approximately 95.3 million shares of common stock reserved for issuance upon exercise of outstanding options and upon vesting of outstanding restricted stock units.

ESPP:

Under the ESPP, rights are granted to LSI employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period. The term of the ESPP is through May 12, 2020. As of December 31, 2010, the ESPP had approximately 26.6 million shares available for future purchase.

Sales under the ESPP in 2010, 2009 and 2008 were approximately 6.7 million, 5.1 million and 4.6 million shares of common stock at an average price of $4.72, $2.67 and $3.80 per share, respectively.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense, net of estimated forfeitures, related to the Company's stock options, ESPP and restricted stock unit awards:

Stock-Based Compensation Expense Included In:	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cost of revenues	$ 8,217	$ 7,382	$ 9,269
Research and development	30,514	27,979	29,214
Selling, general and administrative	27,710	28,622	33,800
Total stock-based compensation expense	$66,441	$63,983	$72,283

Stock-based compensation costs capitalized to inventory and software in 2010, 2009 and 2008 were not significant. The income tax benefits that the Company realized for the tax deduction from option exercises and other awards were not significant.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced form calibrated binomial lattice model (the "lattice model"). The following table summarizes the weighted-average assumptions that the Company applied in the lattice model:

	Year Ended December 31,		
	2010	2009	2008
Estimated grant date fair value per share	$1.95	$1.42	$2.04
Expected life (years)	4.30	4.26	4.36
Risk-free interest rate	1.91%	1.80%	2.51%
Volatility	51%	67%	52%

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of the Company's model.

The risk-free interest rate assumption is based upon observed interest rates of constant maturity U.S. Treasury securities appropriate for the term of the Company's employee stock options.

The Company uses an equally weighted combination of historical and implied volatilities as of the grant date. The historical volatility is the standard deviation of the daily stock returns for LSI from the date of the initial public offering of its common stock in 1983. For the implied volatilities, the Company uses near-the-money exchange-traded call options, as stock options are call options that are granted at-the-money. The historical and implied volatilities are annualized and equally weighted to determine the volatilities as of the grant date. Management believes that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities.

The lattice model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations for all past option grants made by the Company since its initial public offering.

Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The following table summarizes changes in stock options outstanding (share amounts in thousands):

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at January 1	91,526	$ 9.83	85,113	$12.62	100,242	$16.12
Options granted	7,463	5.47	23,203	3.13	18,627	5.68
Options exercised	(2,320)	4.01	(1,084)	4.83	(4,682)	5.41
Options canceled	(12,625)	27.38	(15,706)	15.40	(29,074)	21.41
Options outstanding at December 31	84,044	$ 6.97	91,526	$ 9.83	85,113	$12.62
Options exercisable at December 31	51,554	$ 8.36	49,528	$14.00	49,446	$16.72

For the options outstanding and options exercisable as of December 31, 2010, the weighted-average remaining contractual term was 3.52 and 2.66 years, respectively, and the aggregate intrinsic value was $71.4 million and $21.0 million, respectively.

As of December 31, 2010, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, was $36.6 million and is expected to be recognized over the next 2.0 years on a weighted-average basis. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $4.2 million, $0.6 million, $7.2 million, respectively. Cash received from stock option exercises was $9.3 million in 2010.

The Company's determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well a number of highly complex and subjective assumptions. The Company uses third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

Employee Stock Purchase Plan:

Compensation expense for the Company's ESPP is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. The following table summarizes the weighted-average assumptions that went into the calculation of the fair value for the May and November grants:

	Year Ended December 31,		
	2010	2009	2008
Estimated grant date fair value per share	$1.49	$1.79	$1.37
Expected life (years)	0.8	0.7	0.8
Risk-free interest rate	0.2%	0.3%	1%
Volatility	36%	52%	84%

Cash received from ESPP issuances was $31.6 million in 2010.

Restricted Stock Awards:

Under the 2003 Plan, the Company may grant restricted stock and restricted stock unit awards. The Company typically grants restricted stock units. The cost of these awards is determined using the fair value of the Company's common stock on the date of grant.

Service-based:

The vesting requirements for service-based restricted stock units are determined at the time of grant and require that the employee remain employed by the Company for a specified period of time. As of December 31, 2010, the total unrecognized compensation expense related to these restricted stock units, net of estimated forfeitures, was $32.0 million and is expected to be recognized over the next 2.9 years on a weighted-average basis. The fair value of the shares that were issued upon the vesting of service-based restricted stock units during the years ended December 31, 2010, 2009 and 2008 was $8.9 million, $15.2 million and $18.6 million, respectively.

The following table summarizes changes in service-based restricted stock units outstanding:

	Year Ended December 31,		
	2010	2009	2008
	Number of Units (In thousands)		
Unvested service-based restricted stock units at January 1	2,986	6,391	9,177
Granted	7,557	383	1,779
Vested	(1,645)	(3,279)	(4,026)
Forfeited	(483)	(509)	(539)
Unvested service-based restricted stock units at December 31	8,415	2,986	6,391

The following table summarizes service-based restricted stock units granted (share amounts in thousands):

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Service-based restricted stock units granted	7,557	$5.40	383	$4.56	1,779	$5.02

Performance-based:

During the year ended December 31, 2010, the Company granted performance-based restricted stock units. The vesting of these restricted stock units is contingent upon the Company meeting specified performance criteria and requires that the employee remain employed by the Company for a specified period of time. As of December 31, 2010, the total unrecognized compensation expense related to the performance-based restricted stock units was $8.4 million and, if the contingencies are fully met, is expected to be recognized over the next 1 to 2 years.

The following table summarizes changes in performance-based restricted stock units outstanding during the year ended December 31, 2010:

	Number of Units (In thousands)
Unvested performance-based restricted stock units at January 1, 2010	—
Granted	3,046
Vested	—
Forfeited	(152)
Unvested performance-based restricted stock units at December 31, 2010	2,894

The weighted-average grant date fair value per share of performance-based restricted stock units was $5.51 during the year ended December 31, 2010.

Common Stock

Stock Repurchase Programs:

On August 20, 2007, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $500.0 million worth of shares of the Company's common stock. The Company effectively completed this authorization by December 31, 2008. On March 17, 2010, the Company announced that its Board of Directors had authorized a stock repurchase program of up to an additional $250.0 million of the Company's common stock in open market or privately negotiated transactions. The Company repurchased 51.4 million shares for $249.9 million in cash during the year ended December 31, 2010, effectively completing the program. The repurchased shares were retired immediately after the repurchases were completed. Retirement of the repurchased shares is recorded as a reduction of common stock and additional paid-in capital.

Note 4 — Business Combinations

The following tables summarize the acquisitions completed in 2009 and 2008 (dollars in millions). These acquisitions were accounted under the purchase method of accounting. Under this method, the estimated fair value of assets acquired and liabilities assumed and the results of operations of the acquired business were included in the Company's financial statements from the effective date of the acquisition. There were no business acquisitions during 2010. Pro forma results of operations for the acquisitions have not been presented because the effects of these acquisitions, individually and in the aggregate, are not material to the Company's financial results.

2009

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Fair Value of Total Consideration	Type of Consideration	Net Tangible Assets	Identified Intangible Assets	Acquired In-Process Research and Development	Goodwill
ONStor, Inc.; Storage Systems segment; Clustered network-attached storage solutions	July 27, 2009	$25.5	Cash	$ 0.8	$15.0	$ 0.8	$8.9
3ware RAID storage adapter business; Storage Systems segment; Server RAID adapters and storage solutions	April 21, 2009	$21.5	Cash	$12.3	$ 5.0	None	$4.2

2008

Entity Name or Type of Technology; Segment Included in; Description of Acquired Business	Acquisition Date	Fair Value of Total Consideration	Type of Consideration	Net Tangible Assets	Identified Intangible Assets	Acquired In-Process Research and Development	Goodwill
HDD semiconductor business of Infineon; Semiconductor segment; Silicon solutions for hard disk drive makers	April 25, 2008	$95.1	Cash	$10.3	$78.2	None	$6.6

2009

Acquisition of ONStor, Inc.:

On July 27, 2009, the Company acquired privately-held ONStor, Inc. ("ONStor"), which provided clustered network-attached storage solutions designed to help enterprises consolidate, protect and manage unstructured data. The acquisition was intended to further advance the Company's storage systems business. For reporting purposes, the ONStor business is included as part of the Storage Systems segment.

The goodwill of $8.9 million represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. The goodwill was assigned to the Storage Systems segment and is not expected to be deductible for tax purposes.

The following table summarizes the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$12.7	6
Customer base	2.1	2
Trade names	0.2	2
Total acquired identified intangible assets	$15.0	

Acquisition of 3ware RAID Storage Adapter Business:

On April 21, 2009, the Company completed the acquisition of the assets and certain associated intellectual property of the 3ware RAID storage adapter business of Applied Micro Circuits Corporation. 3ware products include SAS and SATA RAID adapters and high-capacity storage solutions for a broad range of applications. The acquisition was intended to enhance the Company's competitive position in server RAID adapter solutions for distributors and system builders. For reporting purposes, the 3ware business is included as part of the Storage Systems segment.

The goodwill of $4.2 million represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. The goodwill was assigned to the Storage Systems segment and is not expected to be deductible for tax purposes.

The following table summarizes the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$1.5	2
Customer base	3.2	5
Trade names	0.3	2
Total acquired identified intangible assets	$5.0	

2008

Acquisition of Hard Disk Drive ("HDD") Semiconductor Business of Infineon:

On April 25, 2008, the Company completed the acquisition of the assets of the HDD semiconductor business of Infineon. The acquisition was intended to enhance the Company's competitive position in the desktop and enterprise HDD space.

In connection with the acquisition, the Company also entered into additional agreements with Infineon, including a supply agreement and a transition service agreement. Under the terms of the supply agreement, Infineon provided the Company operations handling and wafer supply services for a period of up to six months from the date of acquisition. These services were priced separately at fair market values. Under the terms of the transition services agreement, Infineon provided the Company engineering services in support of the existing HDD business products through December 31, 2009. These services were also priced separately at fair market values.

The following table summarizes the components of the identified intangible assets associated with this acquisition. These assets will be amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In millions)	(In years)
Current technology	$46.5	4
Customer base	31.7	5
Total acquired identified intangible assets	$78.2	

Note 5 — Benefit Obligations

Pension and Post-retirement Benefit Plans

The Company has pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. Retirement benefits are offered under defined benefit pension plans, which include a management plan and a represented plan. The payments under the management plan are based on an adjusted career-average-pay formula or a cash-balance program. The cash-balance program provides for annual company contributions based on a participant's age, compensation and interest on existing balances. It covers employees of certain companies acquired by Agere since 1996 and management employees hired after January 1, 1999 and before July 1, 2003. The payments under the represented plan are based on a dollar-per-month formula. Since February 2009, there have been no active participants under the represented plan. The Company also has a non-qualified supplemental pension plan in the U.S. that principally provides benefits based on compensation in excess of amounts that can be considered under a tax qualified plan. The Company also provides post-retirement life insurance coverage under a group life insurance plan for former Agere employees excluding participants in the cash-balance program and management employees hired after June 30, 2003. The Company also has pension plans covering certain international employees.

Effective April 6, 2009, the Company froze the U.S. management defined benefit pension plans. Participants in the adjusted career-average-pay program will not earn any future service accruals after that date. Participants in the cash-balance program will not earn any future service accruals, but will continue to earn 4% interest per year on their cash-balance accounts.

Net Periodic Benefit Cost/(Credit):

The following table summarizes the components of the net periodic benefit cost or credit:

	Year Ended December 31,					
	2010		2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Service cost	$ 472	$ 81	$ 1,792	$ 79	$ 5,694	$ 101
Interest cost	70,337	2,441	73,774	2,426	75,016	3,024
Expected return on plan assets	(71,464)	(4,597)	(76,802)	(4,877)	(82,575)	(5,033)
Amortization of prior service cost	38	—	49	—	39	—
Amortization of net actuarial loss/(gain)	2,155	—	(94)	—	(5)	(119)
Net periodic benefit cost/(credit)	1,538	(2,075)	(1,281)	(2,372)	(1,831)	(2,027)
Curtailment gain(a)	—	—	—	—	(771)	(2,652)
Special termination benefit(b)	—	—	426	—	—	—
Other(c)	—	—	—	(1,529)	—	—
Settlement credit(d)	—	—	—	—	(32)	—
Total benefit cost/(credit)	$ 1,538	$(2,075)	$ (855)	$(3,901)	$ (2,634)	$(4,679)

(a) The curtailments in 2008 resulted from the pension plan freeze effective April 6, 2009 and the termination of the post-retirement medical plan effective January 1, 2009.

(b) The special termination benefit in 2009 reflects enhanced retirement benefits given to active represented plan participants impacted by a workforce reduction in January 2009.

(c) The amount in 2009 reflects the reversal of the excess retiree medical liability accrued for claims from 2008.

(d) The settlement in 2008 reflects accelerated recognition of gains resulting from lump sum distributions from the non-qualified supplemental pension plan.

Change in Projected Benefit Obligation:

The following table sets forth a reconciliation of the beginning and ending balances of the projected benefit obligation during the periods presented. The measurement date was December 31 for each year.

	Year Ended December 31,			
	2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Projected benefit obligation at January 1	$1,274,415	$41,124	$1,170,459	$41,083
Service cost	472	81	1,792	79
Interest cost	70,337	2,441	73,774	2,426
Plan participants' contributions	—	—	—	4
Amendments	—	—	(1,936)	—
Actuarial loss	66,607	1,692	118,341	517
Benefits paid(a)	(85,988)	(850)	(88,669)	(2,985)
Special termination benefits	—	—	426	—
Other adjustments	5,294	—	228	—
Projected benefit obligation at December 31	$1,331,137	$44,488	$1,274,415	$41,124

(a) The pension benefits paid include amounts paid under certain international pension plans, which do not maintain plan assets.

The projected pension benefit obligations as of December 31, 2010 and 2009 included $21.4 million and $13.1 million, respectively, of obligations related to the Company's international pension plans.

Change in Plan Assets:

The following table sets forth a reconciliation of the beginning and ending balances of the fair value of plan assets during the periods presented. The fair value of plan assets was measured at December 31 for each year.

	Year Ended December 31,			
	2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Fair value of plan assets at January 1	$819,410	$62,300	$720,915	$54,781
Actual gain on plan assets	95,967	5,402	168,582	8,829
Employer contributions	31,027	—	20,180	1,671
Transfer to defined contribution plan funds	—	—	(1,863)	—
Plan participants' contributions	—	—	—	4
Benefits paid	(85,789)	(921)	(88,524)	(2,985)
Other adjustments	8,194	—	120	—
Fair value of plan assets at December 31	$868,809	$66,781	$819,410	$62,300

The fair value of pension plan assets at December 31, 2010 and 2009 included $10.6 million and $2.5 million, respectively, of assets for certain of the Company's international pension plans. During 2010, the Company contributed a total of $30.2 million to its U.S. defined benefit pension plans and $0.8 million to its non-qualified supplemental pension plan. The Company's contribution to its international pension plans was immaterial for the year ended December 31, 2010.

Funded Status of the Plans:

The following table sets forth the funded status of the plans, which is the fair value of plan assets less projected benefit obligations:

	December 31,			
	2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Funded status of the plans (liability)/asset	$(462,328)	$22,293	$(455,005)	$21,176

Plans with Projected Benefit Obligation and Accumulated Benefit Obligation in excess of Plan Assets:

	December 31,	
	2010	2009
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$1,324,302	$1,274,415
Accumulated benefit obligation	$1,322,394	$1,272,562
Fair value of plan assets	$ 860,414	$ 819,410

The accumulated benefit obligations as of December 31, 2010 and 2009 included $19.4 million and $11.2 million, respectively, related to the Company's international pension plans.

Plans with Accumulated Benefit Obligation less than Plan Assets:

	December 31,	
	2010	2009
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$6,835	$—
Accumulated benefit obligation	$6,740	$—
Fair value of plan assets	$8,395	$—

	December 31,	
	2010	2009
	Post-retirement Benefits	
	(In thousands)	
Accumulated benefit obligation	$44,488	$41,124
Fair value of plan assets	$66,781	$62,300

The following table sets forth amounts recognized in the consolidated balance sheets for the plans:

	December 31,			
	2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Non-current assets	$ 1,560	$22,293	$ —	$21,176
Current liabilities	(769)	—	(799)	—
Non-current liabilities	(463,119)	—	(454,206)	—
Net (liability)/asset	$(462,328)	$22,293	$(455,005)	$21,176

Accumulated Other Comprehensive Loss/(Income):

The following table sets forth amounts recognized in accumulated other comprehensive loss related to pension and post-retirement plans:

	December 31,			
	2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Net prior service cost	$ 278	$ —	$ 340	$ —
Net actuarial loss	334,809	10,625	295,354	9,668
Transitional asset	(175)	—	—	—
Accumulated other comprehensive loss	334,912	10,625	295,694	9,668
Tax	23,813	3,026	23,813	3,026
Accumulated other comprehensive loss, net of tax	$358,725	$13,651	$319,507	$12,694

The following table summarizes changes in accumulated other comprehensive income or loss related to pension and post-retirement plans:

	Year Ended December 31,					
	2010		2009		2008	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Accumulated other comprehensive loss/(income) at January 1, net of tax	$319,507	$12,694	$292,951	$13,883	$ (38,236)	$ (3,562)
Recognized during period — Prior service cost	(38)	—	(49)	—	(170)	—
Recognized during period — Actuarial (loss)/gain	(2,155)	—	94	—	(12,709)	3,093
Occurring during period — Prior service cost	—	—	—	—	405	—
Occurring during period — Actuarial loss/(gain)	42,051	957	26,546	(3,435)	343,605	14,352
Other adjustments	(640)	—	(35)	1,529	56	—
Accumulated other comprehensive loss at December 31	358,725	13,651	319,507	11,977	292,951	13,883
Tax	—	—	—	717	—	—
Accumulated other comprehensive loss at December 31, net of tax	$358,725	$13,651	$319,507	$12,694	$292,951	$13,883

The estimated prior service cost, transitional asset and net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive loss into pension costs for the year ending December 31, 2011 are $36 thousand, $19 thousand and $6.7 million, respectively. For the post-retirement benefit plans, the estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into post-retirement costs for the year ending December 31, 2011 is $0.4 million.

Plan Assets:

Defined Benefit Pension Plans:

The Company's investment strategy for the U.S. defined benefit pension plans is to allocate assets in a manner that seeks both to maximize the safety of promised benefits and to minimize the cost of funding those benefits. The Company directs the overall portfolio allocation, and uses an investment consultant that has discretion to structure portfolios and select the investment managers within those allocation parameters. Multiple investment managers are utilized, including both active and passive management approaches. The plan assets are diversified across different asset classes and investment styles, and those assets are periodically rebalanced toward asset allocation targets.

The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The current target allocations for the U.S. management and represented pension plan assets are 55% in public equity securities, 40% in fixed-income securities, and 5% in real estate securities. The equity investment target allocation is equally divided between U.S. and international equity securities. The fixed-income allocation is primarily directed toward long-term core bond investments, with smaller allocations to Treasury Inflation-Protected Securities and high-yield bonds.

The fair values of the assets for the defined benefit pension plans by asset category were as follows:

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash and cash equivalents	$ 11,382	$ 13,346(a)	$—	$ 24,728
Equity securities:				
Domestic equity securities	183,239(b)	2,750(c)	—	185,989
International equity securities	151,041(b)	1,990(c)	—	153,031
Fixed-income securities:				
U.S. treasuries(d)	—	73,554	—	73,554
Corporate bonds(e)	—	140,106	—	140,106
Asset-backed and mortgage-backed securities	—	14,739	—	14,739
Agency-backed securities	—	10,930	—	10,930
Municipal bonds	—	8,253	—	8,253
Government bonds	—	11,059	—	11,059
Other types of investments:				
Commingled funds — equities(f)	—	180,935	—	180,935
Commingled funds — bonds(g)	—	65,232	—	65,232
Derivatives	180	73	—	253
Total	$345,842	$522,967	$—	$868,809

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash and cash equivalents	$ 5,487	$ 20,461(a)	$—	$ 25,948
Equity securities:				
Domestic equity securities	168,137(b)	2,861(c)	—	170,998
International equity securities	138,529(b)	—	—	138,529
Fixed-income securities:				
U.S. treasuries(d)	—	44,695	—	44,695
Corporate bonds(e)	—	156,239	—	156,239
Asset-backed and mortgage-backed securities	—	19,445	—	19,445
Agency-backed securities	—	12,062	—	12,062
Municipal bonds	—	5,407	—	5,407
Government bonds	—	3,440	—	3,440
Other types of investments:				
Commingled funds — equities(f)	—	178,122	—	178,122
Commingled funds — bonds(g)	—	64,525	—	64,525
Total	$312,153	$507,257	$—	$819,410

(a) The amounts represent cash equivalents and primarily include short-term investment funds, which consisted of short-term money market instruments that are valued using quoted prices for similar assets and liabilities in active markets.

(b) The amounts include funds that invest primarily in equity securities of companies. The quoted prices for the funds are available in active markets.

(c) The amounts include funds that invest primarily in equity securities that are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets.

(d) The fair value was determined based on compilation of primary observable market information and inputs that include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as broker/dealer quotes, yield curves, and indices that are observable at commonly quoted intervals.

(e) The amounts include funds that invest primarily in investment-grade debt securities.

(f) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in publicly traded U.S. and non-U.S. equity securities, including securities with small and large market capitalization. The fair value was determined based on the net asset value per share of each investment at December 31, 2010 and 2009. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2010 and 2009, with at least monthly frequency on an ongoing basis.

(g) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in Treasury Inflation-Protected Securities and high-yield bonds. The fair value was determined based on the net asset value per share of each investment at December 31, 2010 and 2009. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2010 and 2009, with at least monthly frequency on an ongoing basis.

Post-retirement Benefit Plan:

The Company's overall investment strategy for the group life insurance plan is to allocate assets in a manner that seeks to both maximize the safety of promised benefits and minimize the cost of funding those benefits. The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The Company sets the overall portfolio allocation and uses an investment manager that directs the investment of funds consistent with that allocation. The investment manager invests the plan assets in index funds that it manages. The target allocations for post-retirement benefit plan assets are 40% in equity securities and 60% in fixed-income securities. The equity investment target allocation is equally divided between domestic and international equity securities.

The fair values of the assets for the post-retirement benefit plan by asset category were as follows:

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Commingled funds — domestic equities(a)	$—	$13,310	$—	$13,310
Commingled funds — international equities(a)	—	13,369	—	13,369
Commingled funds — bonds(a)	—	40,102	—	40,102
Total	$—	$66,781	$—	$66,781

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Commingled funds — domestic equities(a)	$—	$12,355	$—	$12,355
Commingled funds — international equities(a)	—	12,546	—	12,546
Commingled funds — bonds(a)	—	37,399	—	37,399
Total	$—	$62,300	$—	$62,300

(a) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in the equity securities included in the S&P 500 Index, non-U.S. equity securities and investment grade fixed-income securities. The fair value was determined based on the net asset value per share of each investment at December 31, 2010 and 2009. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2010 and 2009, with at least monthly frequency on an ongoing basis.

Non-qualified Supplemental Pension Plan:

The Company does not set the target asset allocation or investment strategy for assets set aside for the non-qualified supplemental pension plan. The Company monitors the investment strategy established by the trustee, who has discretion over the trust assets, trust asset allocation and trust investment decisions. The trust agreement requires that at least $1 million be held in cash to meet near-term expenses. The trustee typically directs that an incremental amount of trust assets above that minimum requirement be held in cash or cash equivalents to reduce the need to liquidate investments in volatile market environments. The current target allocation established by the trustee for the non-qualified supplemental pension plan assets is 70% in fixed-income securities and 30% in equity securities.

The fair values of the assets for the non-qualified supplemental pension plan by asset category were as follows:

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money-market funds	$ 2,061	$—	$—	$ 2,061
Mutual funds(a)	8,427	—	—	8,427
Total	$10,488	$—	$—	$10,488

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money market funds	$2,060	$—	$—	$2,060
Mutual funds(a)	7,907	—	—	7,907
Total	$9,967	$—	$—	$9,967

(a) The amounts consist of registered investment company funds with quoted prices in active markets.

Plan Asset Allocations for Defined Benefit Pension Plans and Post-retirement Benefit Plan:

The following table sets forth the plan asset allocations as of December 31, 2010:

	Pension Benefits	Post-retirement Benefits
Equity Securities	57%	40%
Debt Securities	38%	60%
Real Estate Securities	5%	—

The target investment portfolio allocation for the U.S. management and represented pension plans as of December 31, 2010 and 2009 was 55% equity, 40% debt and 5% real estate securities. The weighted-average investment portfolio allocation for the U.S. management and represented pension plans as of December 31, 2009 was consistent with the Company's target investment portfolio allocation.

Actuarial Assumptions:

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the principal pension and post-retirement plans are as follows:

	Year Ended December 31,						
	2010		2009		2008		
	Pension Benefits	Post-retirement Life Benefits	Pension Benefits	Post-retirement Life Benefits	Pension Benefits	Post-retirement Health Benefits	Post-retirement Life Benefits
Discount rate to determine net periodic cost	5.75%	6.00%	6.50%	6.50%	6.50%	6.50%	6.50%
Discount rate to determine the benefit obligation as of December 31	5.25%	5.70%	5.75%	6.00%	6.50%	6.50%	6.50%
Rate of compensation increase to determine net periodic cost	N/A	4.00%	4.00%	4.00%	4.00%	N/A	4.00%
Rate of compensation increase to determine the benefit obligation as of December 31	N/A	3.50%	N/A	4.00%	4.00%	N/A	4.00%
Expected average rate of return on plan assets	8.00%(a)	7.00%	8.25(b)/8.00%(c)	7.50%	8.25(b)/8.00%(c)	N/A	7.75%

(a) Rate for both management and represented plans.

(b) Rate for management plan.

(c) Rate for represented plan.

The Company bases the salary increase assumptions on historical experience and future expectations. The expected rate of return for the Company's retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocations. The rates used are adjusted for any current or anticipated shifts in the investment mix of the plans. The rates also factor in the historic performance of the plans' assets. The unprecedented losses during 2008 are viewed as an exception to the expected long-term rates. The gain on the pension assets during 2010 was $96.0 million, with the gains smoothed over the next five years through the return on assets assumption using the market-related value of assets ("MRVA") with those not yet recognized through MRVA amortized under current accounting rules for recognizing asset and liability gains and losses.

For the year ended December 31, 2010, the Company used an expected rate of return on pension plan assets of 8.00%. In 2009 and 2008, the Company used an expected rate of return on plan assets of 8.25% and 8.00% for the management and represented pension plans, respectively. For its U.S. post-retirement benefit plans, the Company used a weighted-average long-term rate of return on assets of 7.0% for 2010, 7.50% for 2009 and 7.75% for 2008.

Benefit Payments:

The following table reflects the benefit payments, which include expected future service, that the Company expects the plans to pay in the periods presented:

	Pension Benefits	Post-retirement Benefits
	(In thousands)	
Year ending December 31, 2011	$ 88,265	$ 1,300
Year ending December 31, 2012	$ 88,112	$ 1,410
Year ending December 31, 2013	$ 88,133	$ 1,520
Year ending December 31, 2014	$ 87,857	$ 1,640
Year ending December 31, 2015	$ 87,881	$ 1,760
Year ending December 31, 2016 through December 31, 2020	$441,730	$10,840

The Company expects to contribute approximately $64 million to its pension plans during the year ending December 31, 2011. The Company does not expect to contribute to its post-retirement benefit plan in 2011.

LSI 401(k) Defined Contribution Plan

Eligible employees in the U.S. may participate in the LSI Corporation 401(k) Plan ("401(k) Plan"). The Company provides a matching contribution of a fixed percentage of eligible compensation contributed by employees and may make additional variable matching contributions based on the Company's performance. Company contributions to the 401(k) Plan were $20.5 million, $3.8 million and $20.0 million during the years ended December 31, 2010, 2009 and 2008, respectively. The Company temporarily suspended its matching contributions between April 6, 2009 and December 27, 2009.

Note 6 — Balance Sheet Detail

The following tables show the details of selected consolidated balance sheets items:

	December 31, 2010	December 31, 2009
	(In thousands)	
Inventories:		
Raw materials	$ 30,691	$ 24,038
Work-in-process	33,513	19,090
Finished goods	122,568	126,207
Total inventories	$ 186,772	$ 169,335
Property and equipment:		
Land	$ 54,796	$ 38,021
Buildings and improvements	95,782	94,139
Equipment	348,145	339,685
Furniture and fixtures	31,602	33,071
Leasehold improvements	42,938	46,724
Construction in progress	9,490	12,155
Property and equipment, gross	582,753	563,795
Accumulated depreciation	(359,572)	(344,823)
Property and equipment, net	$ 223,181	$ 218,972
Other accrued liabilities:		
Restructuring reserves	$ 16,698	$ 26,775
Deferred revenue	37,141	32,513
Accrued expenses	130,563	154,808
Total other accrued liabilities	$ 184,402	$ 214,096
Accumulated other comprehensive loss:		
Net unrealized gain on investments, net of tax	$ 6,960	$ 5,928
Net unrealized gain/(loss) on derivatives, net of tax	227	(130)
Actuarial loss on pension and post-retirement plans, net of tax	(372,376)	(332,201)
Foreign currency translation adjustments	46,924	46,762
Total accumulated other comprehensive loss	$(318,265)	$(279,641)

Note 7 — Identified Intangible Assets and Goodwill

Intangible Assets

Identified intangible assets by reportable segment were comprised of the following:

	December 31,			
	2010		2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Semiconductor segment:				
Current technology	$ 894,808	$ (690,950)	$ 894,808	$ (613,886)
Customer base	399,508	(234,408)	399,508	(198,616)
Patent licensing	312,800	(135,603)	312,800	(99,383)
Workforce	3,567	(2,450)	3,567	(1,854)
Subtotal	1,610,683	(1,063,411)	1,610,683	(913,739)
Storage Systems segment:				
Current technology	138,381	(128,433)	178,581	(142,399)
Customer base	10,301	(7,297)	10,301	(5,797)
Non-compete agreements	—	—	1,600	(1,600)
Trade names	550	(397)	1,350	(496)
In-process research and development	760	—	760	—
Subtotal	149,992	(136,127)	192,592	(150,292)
Total identified intangible assets	$1,760,675	$(1,199,538)	$1,803,275	$(1,064,031)

The following table summarizes amortization expense and the weighted-average lives of identified intangible assets:

	Weighted-Average Lives	Year Ended December 31,		
		2010	2009	2008
	(In months)	(In thousands)		
Current technology	56	$ 86,548	$ 96,061	$135,897
Customer base	45	37,292	38,478	60,731
Patent licensing	36	36,220	36,140	37,059
Workforce	72	596	596	596
Trademarks	83	—	—	50
Non-compete agreements	34	—	61	1,076
Trade names	63	368	258	488
Total	50	$161,024	$171,594	$235,897

The estimated annual future amortization expenses related to identified intangible assets as of December 31, 2010 are as follows:

	Amount (In thousands)
Fiscal Year:	
2011	$120,912
2012	100,837
2013	93,081
2014	86,086
2015 and thereafter	160,221
Total	$561,137

Goodwill

The following table summarizes changes in the carrying amount of goodwill for the periods presented:

	Semiconductor Segment	Storage Systems Segment	Total
		(In thousands)	
Balance as of December 31, 2008:			
Goodwill	$ 2,383,986	$175,624	$ 2,559,610
Accumulated impairment losses	(2,383,986)	—	(2,383,986)
	$ —	$175,624	$ 175,624
Additions as a result of the acquisitions during the year*	—	13,074	13,074
Balance as of December 31, 2009:			
Goodwill	$ —	$188,698	$ 188,698
Accumulated impairment losses	—	—	—
Balance as of December 31, 2010:	$ —	$188,698	$ 188,698

* During the year ended December 31, 2009, the Company recorded $4.2 million and $8.9 million of goodwill in connection with the acquisitions of the 3ware RAID storage adapter business and ONStor, respectively.

In the fourth quarter of 2008, the economic conditions in the semiconductor industry deteriorated and the Company's stock price declined, resulting in the Company's market capitalization falling below its net book value. Additionally, in the fourth quarter of 2008, the Company's revenues declined significantly from initial expectations amidst a global economic downturn.

During the fourth quarter of 2008, the results of the Company's analysis indicated that the carrying amount of goodwill for its Semiconductor reporting unit was no longer recoverable, and thus the Company recognized goodwill impairment charges of $364.1 million in the Semiconductor segment. There was no impairment charge to goodwill in 2010 or 2009. The Company's next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2011 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Late in 2010, in response to the changing external storage systems market, the Company changed some of its business strategies for the Storage Systems segment and discontinued several development projects, which led the management to determine that certain identified intangible assets were no longer recoverable. As a result, the

Company recognized impairment charges of $17.1 million in the Storage Systems segment, of which $16.8 million related to existing technology and $0.3 million related to trade names. These charges were included in restructuring of operations and other items, net, in the Company's consolidated statements of operations. In 2008, the Company recorded identified intangible asset impairment charges of $177.5 million in the Semiconductor segment, of which $98.1 million related to existing technology and $79.4 million related to customer relationships. There was no impairment charge of identified intangible assets for the year ended December 31, 2009.

Note 8 — Cash Equivalents and Investments

The following tables summarize the Company's cash equivalents and investments measured at fair value:

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash equivalents:				
Money-market funds	$378,382(a)	$ —	$—	$378,382
U.S. government and agency securities	2,000(a)	—	—	2,000
Total cash equivalents	$ 380,382	$ —	$—	$380,382
Available-for-sale debt securities:				
Asset-backed and mortgage-backed securities	$ —	$116,552(b)	$—	$116,552
U.S. government and agency securities	1,496(a)	24,502(b)	—	25,998
Corporate debt securities	—	12,330(b)	—	12,330
Total short-term investments	$ 1,496	$ 153,384	$—	$154,880
Long-term investments in equity securities:				
Marketable available-for-sale equity securities(c)	$ 1,681	$ —	$—	$ 1,681

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash equivalents:				
Money-market funds	$631,073(a)	$ —	$—	$631,073
Available-for-sale debt securities:				
Asset-backed and mortgage-backed securities	$ —	$138,282(b)	$—	$138,282
U.S. government and agency securities	—	40,644(b)	—	40,644
Corporate debt securities	—	4,855(b)	—	4,855
Total short-term investments	$ —	$ 183,781	$—	$183,781
Long-term investments in equity securities:				
Marketable available-for-sale equity securities(c)	$ 1,405	$ —	$—	$ 1,405

(a) The fair value of money-market funds is determined using unadjusted prices in active markets. The fair value of US Treasury securities is determined using quoted prices in active markets.

(b) The fair value of the short-term investments in debt securities is determined using the market approach and the income approach. These investments are traded less frequently than Level 1 securities and are valued using inputs that include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates, yield curves, prepayment speeds, collateral performance, broker/dealer quotes and indices that are observable at commonly quoted intervals. The fair value of US Treasury securities is determined using quoted prices in active markets and classified as Level 1.

(c) The fair value of marketable equity securities is determined using quoted market prices in active markets. These amounts are included within other assets in the consolidated balance sheets.

Investments in Non-Marketable Securities

The Company does not estimate the fair value of non-marketable securities unless there are identified events or changes in circumstances that may have a significant adverse effect on the investment. The following tables summarize certain non-marketable securities measured and recorded at fair value on a non-recurring basis:

	Carrying Value as of December 31, 2010	Fair Value Measurements During the Year Ended December 31, 2010			Losses for the Year Ended December 31, 2010
		Level 1	Level 2	Level 3	
			(In thousands)		
Non-marketable securities	$—*	$—	$—	$1,900	$11,600

	Carrying Value as of December 31, 2009	Fair Value Measurements During the Year Ended December 31, 2009			Losses for the Year Ended December 31, 2009
		Level 1	Level 2	Level 3	
			(In thousands)		
Non-marketable securities	$—	$—	$—	$—	$1,650

* The carrying value was zero as the related investment was sold during the year ended December 31, 2010.

As of December 31, 2010 and 2009, the aggregate carrying value of the Company's non-marketable securities was $39.9 million and $56.6 million, respectively. There were no losses related to impairment charges for non-marketable securities for the year ended December 31, 2008.

The Company realized a pre-tax gain of $4.8 million associated with the sale of certain non-marketable securities during the year ended December 31, 2010. There were no sales of non-marketable securities for the years ended December 31, 2009 or 2008.

Investments in Available-for-Sale Securities

The following tables summarize the Company's available-for-sale securities:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss (*)	Fair Value
		(In thousands)		
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$107,891	$ 9,012	$(351)	$116,552
U.S. government and agency securities	25,313	812	(127)	25,998
Corporate debt securities	12,226	176	(72)	12,330
Total short-term debt securities	$145,430	$10,000	$(550)	$154,880
Long-term marketable equity securities	$ 852	$ 868	$ (39)	$ 1,681

* As of December 31, 2010, there were 64 investments in an unrealized loss position.

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)			
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$132,210	$7,141	$(1,069)	$138,282
U.S. government and agency securities	39,033	1,611	—	40,644
Corporate debt securities	4,736	175	(56)	4,855
Total short-term debt securities	$175,979	$8,927	$(1,125)	$183,781
Long-term marketable equity securities	$ 111	$1,294	$ —	$ 1,405

The following tables summarize the gross unrealized losses and fair values of the Company's short-term investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category:

	December 31, 2010			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$11,807	$(179)	$2,469	$(172)
U.S. government and agency securities	13,969	(127)	—	—
Corporate debt securities	6,527	(72)	—	—
Total	$32,303	$(378)	$2,469	$(172)

	December 31, 2009			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$ 9,126	$(1,037)	$870	$(32)
Corporate debt securities	1,308	(56)	—	—
Total	$10,434	$(1,093)	$870	$(32)

For the year ended December 31, 2008, the Company recognized other than temporary impairment charges of $14.3 million and $1.0 million for certain available-for-sale debt and equity securities, respectively. There were no such impairment charges for available-for-sale debt or equity securities for the years ended December 31, 2010 and 2009. There were no material other than temporary impairment losses recorded in other comprehensive income for the years ended December 31, 2010 and 2009.

Net realized gain on sales of available-for-sale debt securities was $1.0 million, $0.2 million and $1.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company realized a net pre-tax gain of $0.1 million related to the sale of certain marketable available-for-sale equity securities for the year ended December 31, 2009. There were no sales of available-for-sale equity securities for the years ended December 31, 2010 and 2008.

Contractual maturities of available-for-sale debt securities as of December 31, 2010 were as follows:

	Amount (In thousands)
Due within one year	$ 9,988
Due in 1-5 years	33,298
Due in 5-10 years	8,868
Due after 10 years	102,726
Total	$154,880

The maturities of asset-backed and mortgage-backed securities were allocated based on contractual principal maturities assuming no prepayments.

Note 9 — Segment and Geographic Information

The Company operates in two reportable segments — the Semiconductor segment and the Storage Systems segment, consistent with its target markets. The Semiconductor segment designs, develops and markets highly complex integrated circuits for storage and networking applications. These solutions include both custom solutions and standard products. The Storage Systems segment designs and sells enterprise storage systems and storage software applications that enable storage area networks. It also offers RAID adapters for computer servers and associated software for attaching storage devices to computer servers.

The Chief Executive Officer has been identified as the Chief Operating Decision Maker ("CODM"). The CODM allocates resources to and assesses the performance of each segment using information about its revenue and operating income or loss before interest and taxes. The accounting policies for segment reporting are the same as for the Company as a whole.

Summary of Operations by Segment

The following is a summary of operations by segment:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Revenues:			
Semiconductor segment	$1,615,741	$1,421,463	$1,795,054
Storage Systems segment	954,306	797,696	882,023
Consolidated	$2,570,047	$2,219,159	$2,677,077
Income/(loss) from operations:			
Semiconductor segment	$ (19,129)	$ (158,801)	$ (658,442)
Storage Systems segment	56,274	29,630	62,722
Consolidated	$ 37,145	$ (129,171)	$ (595,720)
Depreciation expense:			
Semiconductor segment	$ 42,148	$ 44,307	$ 47,252
Storage Systems segment	15,271	14,310	14,609
Consolidated	$ 57,419	$ 58,617	$ 61,861

Significant Customers

The following table provides information about the Company's significant customers, each of whom accounted for 10% or more of consolidated revenues or 10% or more of either segment's revenues:

	Year Ended December 31,		
	2010	2009	2008
Semiconductor segment:			
Number of significant customers	1	1	1
Percentage of Semiconductor segment revenues	22%	24%	26%
Storage Systems segment:			
Number of significant customers	2	2	3
Percentage of Storage Systems segment revenues	47%, 14%	48%, 13%	46%, 14%, 11%
Consolidated:			
Number of significant customers	2	2	2
Percentage of consolidated revenues	19%, 14%	19%, 16%	17%, 16%

Information about Geographic Areas

The Company's significant operations outside the United States include sales offices in Europe, the Middle East and Asia, including Japan. The following is a summary of revenues and long-lived assets by entities located within the indicated geographic areas. Revenues by geography were determined based on the ordering location of the customer. Because the Company sells its products primarily to other sellers of technology products and not to end-users, the information in the table below may not accurately reflect geographic end-demand for our products.

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Revenues:			
North America*	$ 691,290	$ 519,186	$ 737,163
Asia**	1,223,083	1,126,021	1,359,783
Europe and the Middle East	655,674	573,952	580,131
Total	$2,570,047	$2,219,159	$2,677,077

	December 31,	
	2010	2009
	(In thousands)	
Long-lived assets:		
North America*	$204,862	$203,711
Asia**	15,872	13,062
Europe and the Middle East	2,447	2,199
Total	$223,181	$218,972

* Primarily the United States.

** Primarily Singapore, China and Taiwan.

Note 10 — Derivative Instruments

The Company has foreign subsidiaries that operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in foreign-currency exchange rates. The Company utilizes forward contracts to manage its exposure associated with net asset and liability positions denominated in non-functional currencies and to reduce the volatility of earnings and cash flows related to forecasted foreign-currency transactions. The Company does not hold derivative financial instruments for speculative or trading purposes.

Cash-Flow Hedges

The Company enters into forward contracts that are designated as foreign-currency cash-flow hedges of selected forecasted payments denominated in currencies other than U.S. dollars. These forward contracts generally mature within 12 months. The Company evaluates and calculates the effectiveness of each hedge at least quarterly. Changes in the fair value attributable to changes in time value are excluded from the assessment of effectiveness and are recognized in interest income and other, net. The effective portion of the forward contracts' gain or loss is recorded in other comprehensive income and is subsequently reclassified into earnings when the hedged expense is recognized within the same line item in the statements of operations as the impact of the hedged transaction. The ineffective portion of the gain or loss is reported in earnings immediately. As of December 31, 2010 and 2009, the total notional value of the Company's outstanding forward contracts, designated as foreign-currency cash-flow hedges, was $41.7 million and $28.0 million, respectively. For the years ended December 31, 2010, 2009 and 2008, the after-tax effect of foreign-exchange forward contract derivatives on other comprehensive income was not material.

Other Foreign-Currency Hedges

The Company enters into foreign-exchange forward contracts that are used to hedge certain foreign-currency-denominated assets or liabilities that do not qualify for hedge accounting. These forward contracts generally mature within three months. Changes in the fair value of these hedges are recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. As of December 31, 2010 and 2009, the total notional value of the Company's outstanding forward contracts, not designated as hedges under hedge accounting, was $112.3 million and $136.2 million, respectively. For the years ended December 31, 2010, 2009 and 2008, gains on other foreign-currency hedges of $2.7 million, $7.9 million and $26.0 million, respectively, were recognized in interest income and other, net. These gains were substantially offset by the losses on the underlying foreign-currency-denominated assets or liabilities.

Fair Values of Derivative Instruments

As of December 31, 2010 and 2009, the fair value of derivative instruments included in the consolidated balance sheets was not material.

Note 11 — Debt

The following table summarizes information about the Company's convertible subordinated notes:

	Maturity	Interest Rate	Conversion Price	December 31, 2010	December 31, 2009
				(In thousands)	
4% Convertible Subordinated Notes	2010	4.00%	$13.4200	$—	$350,000
Current portion of long-term debt				—	350,000

The Company repaid the $350.0 million principal amount of its 4% Convertible Subordinated Notes plus accrued interest upon their maturity on May 15, 2010.

During the year ended December 31, 2009, the Company redeemed the outstanding $243.0 million principal amount of its 6.5% Convertible Subordinated Notes, which the Company guaranteed as part of the merger with Agere, at a price of 100.43% of the principal amount of each note plus accrued interest to the date of redemption. A net pre-tax gain of $0.1 million was recognized and included in interest income and other, net. The pre-tax gain was net of the write-off of the unamortized accrued debt premium as of the redemption date.

The Company paid $7.0 million, $21.9 million and $36.7 million in interest during the years ended December 31, 2010, 2009 and 2008, respectively.

Approximately $28.0 million of the proceeds from issuance of the 4% Convertible Subordinated Notes were used to purchase call spread options ("Call Spread Options") on the Company's common stock. The Call Spread Options, including fees and costs, were accounted for as capital transactions. The Call Spread Options covered approximately 26.1 million shares of the Company's common stock, which was the number of shares initially issuable upon conversion in full of the 4% Convertible Subordinated Notes. The Call Spread Options were designed to mitigate dilution from conversion of the 4% Convertible Subordinated Notes in the event that the market price per share of the Company's common stock upon exercise of the Call Spread Options was greater than $13.42 and was less than or equal to $23.875. The Call Spread Options expired in 2010.

Note 12 — Income Taxes

The provision/(benefit) for income taxes consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Current:			
Federal	$ 176	$ (6,237)	$ (4,740)
State	1,521	2,098	935
Foreign	20	(82,201)	19,074
Total current taxes	1,717	(86,340)	15,269
Deferred:			
Federal	4,414	4,211	2,365
State	434	313	132
Foreign	(1,145)	(1,295)	9,934
Total deferred taxes	3,703	3,229	12,431
Total	$ 5,420	$(83,111)	$27,700

The following table summarizes the domestic and foreign components of income/(loss) before income taxes:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Domestic	$(117,118)	$(100,826)	$(660,554)
Foreign	162,510	(30,004)	66,001
Income/(loss) before income taxes	$ 45,392	$(130,830)	$(594,553)

The following table summarizes significant components of the Company's deferred tax assets and liabilities:

	December 31,	
	2010	2009
	(In thousands)	
Deferred tax assets:		
Tax credit carryovers	$ 432,707	$ 412,685
Net operating loss carryforwards	1,338,831	1,382,990
Capital loss carryover	147,107	142,630
Future deductions for purchased intangible assets	178,906	194,298
Depreciation and amortization	105,349	101,121
Pension and post-retirement benefits	165,718	159,139
Future deductions for reserves and other	192,725	136,808
Future deductions for inventory reserves	3,115	4,359
Total deferred tax assets	2,564,458	2,534,030
Valuation allowance	(2,385,677)	(2,304,316)
Net deferred tax assets	178,781	229,714
Deferred tax liabilities:		
Tax deductible goodwill	(36,338)	(31,490)
Purchased intangible assets	(172,186)	(224,455)
Total deferred tax liabilities	(208,524)	(255,945)
Total net deferred tax liabilities	$ (29,743)	$ (26,231)

Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets' valuation allowance is attributed to U.S. federal, state and certain foreign deferred tax assets primarily consisting of reserves, other one-time charges, purchased intangible assets, tax credit carryovers and net operating loss carryovers that could not be benefited under existing carry-back rules. Approximately $102.0 million of the valuation allowance at December 31, 2010 relates to tax benefits from stock option deductions, which will be credited to equity if and when realized.

As of December 31, 2010, the Company had federal, state and foreign net operating loss carryovers of approximately $3,373.7 million, $1,723.3 million and $249.3 million, respectively. The federal net operating losses will expire beginning in 2021 through 2030. The state net operating losses begin expiring in 2011 through 2031. The foreign net operating losses will expire beginning in 2016. Approximately $3,190.8 million of the federal net operating loss carryover and $1,481.1 million of the state net operating loss carryover relate to the acquisitions and are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986. As of December 31, 2010, the Company had tax credits of approximately $467.9 million, which will expire beginning in 2011.

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory federal income tax rate to income/(loss) before income taxes for the three years ended December 31, 2010, 2009 and 2008 is as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Expected tax expense/(benefit) at federal statutory rate of 35%	$ 15,887	$(45,791)	$(208,094)
State taxes, net of federal benefit	715	75	699
Foreign rate differential	(42,222)	28,476	(6,860)
U.S. taxes on foreign earnings	33,402	16,349	13,209
Withholding taxes	5,957	5,787	6,124
Settlements of foreign tax audits	—	(81,047)	—
Change in valuation allowance	4,645	12,139	99,090
Nondeductible expenses	8,458	4,132	6,437
Goodwill impairment	—	—	116,007
Unrecognized tax benefits	(17,680)	(14,366)	5,686
Tax refunds	(3,140)	(2,685)	—
Tax benefit related to refundable R&D credit	—	(3,596)	(3,122)
Tax adjustments on unrealized other comprehensive income gain	(644)	(3,141)	(1,476)
Others	42	557	—
Total tax provision/(benefit)	$ 5,420	$(83,111)	$ 27,700

The Company paid income taxes, net of refunds received, of $29.3 million, $24.6 million and $28.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company has a tax holiday in effect for its business operations in Singapore effective January 1, 2009. The tax holiday allows for a reduced tax rate of 10% on the qualifying profits generated through December 31, 2018. For the years ended December 31, 2010 and 2009, the tax savings from this holiday were approximately $2.1 million and $2.0 million, respectively, with no material per-share impact.

In 2009 and 2008, the Company recorded an income tax benefit of $3.6 million and $3.1 million, respectively, related to refundable research and development tax credits due to the enactment of the Housing and Economic Recovery Act of 2008. The American Recovery and Reinvestment Act of 2009 extended this temporary benefit through 2009.

In 2009, with settlements of tax audits in foreign jurisdictions, the Company recognized a tax benefit of $81.0 million, which included unrecognized tax benefits of $71.9 million and interest and penalties of $9.1 million.

The Company has not provided for U.S. federal income and foreign withholding taxes on $93.3 million of cumulative undistributed earnings of various non-U.S. subsidiaries. Such earnings are intended to be reinvested in the non-U.S. subsidiaries for an indefinite period of time. It is not practicable to compute the amount of incremental taxes that would result from the repatriation of those earnings.

Uncertain Income Tax Positions

As of December 31, 2010 and 2009, the amount of unrecognized tax benefits was $151.9 million and $163.9 million, respectively. The $151.9 million as of December 31, 2010 is related to unrecognized tax benefits that, if realized, would affect the annual effective tax rate of the Company.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of various statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $16.3 million.

The Company files income tax returns at the U.S. federal level and in various state and foreign jurisdictions. With some exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006. In 2009, the Company's subsidiary in Singapore settled its 1999 to 2007 income tax audit and the subsidiary in Hong Kong settled its 1997 to 2008 income tax audit.

The Company recognizes interest and penalties accrued in relation to unrecognized tax benefits as a tax expense. For the years ended December 31, 2010, 2009 and 2008, the Company recorded charges to tax expense of approximately $7.7 million, $18.6 million and $12.4 million for interest and penalties, respectively. Also, for the years ended December 31, 2010, 2009 and 2008, the Company recorded benefits to tax expense of approximately $17.7 million, $32.0 million and $5.5 million for interest and penalties, respectively, as a result of reductions to tax positions taken in a prior year, lapses in statutes of limitations and audit settlements. As of December 31, 2010 and 2009, the Company had $31.8 million and $42.4 million, respectively, of accrued interest and penalties which are included in current and non-current income tax liabilities in the consolidated balance sheets.

The following table sets forth a reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Balance at January 1	$163,859	$232,050	$206,649
Tax positions related to current year:			
Additions	10,874	10,738	15,081
Tax positions related to prior years:			
Additions	1,541	54,058	43,473*
Reductions	(800)	—	(7,903)
Lapses in statute of limitations	(14,174)	(16,374)	(23,055)
Settlements	—	(96,926)	(3,042)
Payments	(9,780)	(22,151)	—
Foreign exchange loss	378	2,464	847
Balance at December 31	$151,898	$163,859	$232,050

* Of this amount, $39.1 million relates to pre-acquisition unrecognized tax benefits that were booked to goodwill.

Note 13 — Related Party Transactions

A member of the Company's board of directors is also a member of the board of directors of Seagate Technology. The Company sells semiconductors used in storage product applications to Seagate Technology for prices comparable to those charged to an unrelated third-party. The Company also purchases disk drives used in its storage systems from Seagate Technology for prices comparable to those paid to other vendors for similar products. Revenues from sales by the Company to Seagate Technology were $355.5 million, $344.2 million and $466.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Purchases from Seagate Technology were $62.1 million, $48.0 million and $61.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company had accounts receivable from Seagate Technology of $55.0 million and $53.6 million as of December 31, 2010 and 2009, respectively.

The Company has an equity interest in a joint venture, Silicon Manufacturing Partners Pte Ltd. ("SMP"), with GLOBALFOUNDRIES, a manufacturing foundry for integrated circuits. SMP operates an integrated circuit manufacturing facility in Singapore. The Company owns a 51% equity interest in this joint venture, and GLOBALFOUNDRIES owns the remaining 49% equity interest. The Company's 51% interest in SMP is accounted for under the equity method because the Company is effectively precluded from unilaterally taking any significant action in the management of SMP due to GLOBALFOUNDRIES' significant participatory rights under the joint venture agreement. Because of GLOBALFOUNDRIES' approval rights, the Company cannot make any significant decisions regarding SMP without GLOBALFOUNDRIES' approval, despite the 51% equity interest. In addition, the General Manager, who is responsible for the day-to-day management of SMP, is appointed by GLOBALFOUNDRIES, and GLOBALFOUNDRIES provides day-to-day operational support to SMP.

The Company purchased $44.0 million, $46.1 million and $68.5 million of inventory from SMP during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009, the amounts of inventory on hand that were purchased from SMP were $5.0 million and $4.1 million, respectively, and amounts payable to SMP were $1.2 million and $3.8 million, respectively.

Note 14 — Commitments, Contingencies and Legal Matters

Operating Leases

The Company leases real estate, certain non-manufacturing equipment and software under non-cancelable operating leases, which expire through 2026. The facilities lease agreements typically provide for base rental rates that are increased at various times during the terms of the lease and for renewal options at the fair market rental value. Future minimum payments under the operating lease agreements for the above-mentioned facilities, equipment and software are $54.2 million, $36.2 million, $23.3 million, $12.4 million, $5.8 million and $4.2 million for the years ending December 31, 2011, 2012, 2013, 2014, 2015 and thereafter, respectively.

Rental expense under all operating leases was $42.4 million, $39.1 million and $36.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2010, the Company had purchase commitments of $402.5 million, which are due through 2014.

The Company has a take-or-pay agreement with SMP under which it has agreed to purchase 51% of the managed wafer capacity from SMP's integrated circuit manufacturing facility and GLOBALFOUNDRIES has agreed to purchase the remaining 49% of the managed wafer capacity. SMP determines its managed wafer capacity each year based on forecasts provided by the Company and GLOBALFOUNDRIES. If the Company fails to purchase its required commitments, it will be required to pay SMP for the fixed costs associated with the unpurchased wafers. GLOBALFOUNDRIES is similarly obligated with respect to the wafers allotted to it. The agreement may be terminated by either party upon two years written notice. The agreement may also be terminated for material breach, bankruptcy or insolvency.

Guarantees

Product Warranties:

The Company warrants finished goods against defects in material and workmanship under normal use and service for periods of generally one to three years. A liability for estimated future costs under product warranties is recorded when products are shipped.

The following table sets forth a summary of the changes in product warranties:

	Year Ended December 31	
	2010	2009
	(In thousands)	
Balance at the beginning of the period	$ 13,831	$ 12,238
Accruals for warranties issued during the period	18,453	16,245
Accruals related to pre-existing warranties (including changes in estimates)	314	639
Settlements made during the period (in cash or in kind)	(14,981)	(15,291)
Balance at the end of the period	$ 17,617	$ 13,831

Standby Letters of Credit:

As of December 31, 2010 and 2009, the Company had outstanding obligations relating to standby letters of credit of $3.9 million and $4.3 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, customs and certain self-insured risks. If the guarantees are called, the Company must reimburse the provider of the guarantee. The fair values of the letters of credit approximate the contract amounts. The standby letters of credit generally renew annually.

Uncertain Tax Positions

As of December 31, 2010, the Company had $151.9 million of unrecognized tax benefits, for which the Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that the unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $16.3 million.

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. Typically, these obligations arise primarily in connection with sales contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, validity of certain intellectual property rights, non-infringement of third-party rights, and certain income tax-related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party's claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company's obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties covering certain payments made by the Company.

Legal Matters

On December 6, 2006, Sony Ericsson Mobile Communications USA Inc. ("Sony Ericsson") filed a lawsuit against Agere in Wake County Superior Court in North Carolina, alleging unfair and deceptive trade practices, fraud and negligent misrepresentation in connection with Agere's engagement with Sony Ericsson to develop a wireless data card for personal computers. The complaint claims an unspecified amount of damages and seeks compensatory damages, treble damages and attorneys' fees. On February 13, 2007, Agere filed a motion to dismiss for improper venue. On August 27, 2007, the court granted Agere's motion to dismiss for improper venue. Sony Ericsson appealed that ruling. On March 3, 2009, the North Carolina Court of Appeals affirmed the lower court's ruling. On October 22, 2007, Sony Ericsson filed a lawsuit in the Supreme Court of the State of New York, New York County against LSI, raising substantially the same allegations and seeking substantially the same relief as the North Carolina proceeding. In January 2010, Sony Ericsson amended its complaint by adding claims for fraudulent concealment and gross negligence. On September 10, 2010, Agere filed a motion for summary judgment. The Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to this matter.

On March 23, 2007, CIF Licensing, LLC, d/b/a GE Licensing ("GE") filed a lawsuit against Agere in the United States District Court for the District of Delaware, asserting that Agere products infringe patents in a portfolio of patents GE acquired from Motorola. GE has asserted that four of the patents cover inventions relating to modems. GE is seeking monetary damages. Agere believes it has a number of defenses to the infringement claims in this action, including laches, exhaustion and its belief that it has a license to the patents. The court postponed hearing motions based on these defenses until after the trial, and did not allow Agere to present evidence on these defenses at trial. On February 17, 2009, the jury in this case returned a verdict finding that three of the four patents were invalid and that Agere products infringed the one patent found to be valid and awarding GE $7.6 million for infringement of that patent. The jury also found Agere's infringement was willful, which means that the judge could increase the amount of damages up to three times its original amount. The court has not scheduled hearings on Agere's post-trial motions related to its defenses. One of these motions seeks to have a mis-trial declared based on Agere's belief that GE withheld evidence in discovery, which affected Agere's ability to present evidence at trial. On October 6, 2010, a special master appointed by the court determined that GE's actions were not wrongful and that the evidence withheld by GE was not material to the jury's findings. Agere is challenging this determination. If the jury's verdict is entered by the court, Agere would also expect to be required to pay interest from the date of infringing sales. If the verdict is entered, Agere intends to appeal the matter. On February 17, 2010, the court issued an order granting GE's summary judgment motions seeking to bar Agere's defenses of laches, exhaustion, and license and denying Agere's summary judgment motions concerning the same defenses. On July 30, 2010, the court held that one of the patents found invalid by the jury was valid. The court also held that the February 17, 2010 order was not inconsistent with its previous ruling that Agere would be permitted to renew its laches, licensing, and exhaustion defenses, and that Agere has not been precluded from asserting them post-trial. The Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to this matter.

On December 1, 2010, Rambus Inc. ("Rambus") filed a lawsuit against LSI in the United States District Court for the Northern District of California alleging that LSI's products infringe one or more of nineteen Rambus patents. These products contain either DDR-type memory controllers or certain high-speed SerDes peripheral interfaces, such as PCI Express interfaces and certain SATA and SAS interfaces. Rambus is seeking unspecified monetary damages, treble damages and costs, expenses and attorneys' fees due to alleged willfulness, interest, and permanent injunctive relief in this action. In addition, on December 1, 2010, Rambus filed an action with the International Trade Commission ("ITC") against LSI and five of its customers alleging that LSI products infringe six of the nineteen patents in the California case. Rambus also named five other companies and a number of their customers in the ITC action. Rambus is seeking an exclusionary order against LSI and its customers in the ITC action, which, if granted, would preclude LSI and its customers from selling these products in the U.S. The ITC instituted its investigation on December 29, 2010. LSI has filed an answer in the ITC proceedings and has requested a stay in the California case. The Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to this matter.

In addition to the foregoing, the Company and its subsidiaries are parties to other litigation matters and claims in the normal course of business. The Company does not believe, based on currently available facts and circumstances, that the final outcome of these other matters, taken individually or as a whole, will have a material adverse effect on the Company's consolidated results of operations or financial position. However, the pending unsettled lawsuits may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to defend. From time to time, the Company may enter into confidential discussions regarding the potential settlement of such lawsuits. However, there can be no assurance that any such discussions will occur or will result in a settlement. Moreover, the settlement of any pending litigation could require the Company to incur substantial costs and, in the case of the settlement of any intellectual property proceeding against the Company, may require the Company to obtain a license to a third-party's intellectual property that could require royalty payments in the future and the Company to grant a license to certain of its intellectual property to a third party under a cross-license agreement. The results of litigation are inherently uncertain, and material adverse outcomes are possible.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of LSI Corporation

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of LSI Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 28, 2011

Supplementary Financial Data
Interim Financial Information (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Year Ended December 31, 2010				
Revenues	$ 637,182	$639,405	$628,984	$664,476
Gross profit	271,245	275,631	276,526	285,463
Net income/(loss)	22,520	7,432	23,421	(13,401)
Basic income/(loss) per share	$ 0.03	$ 0.01	$ 0.04	$ (0.02)
Diluted income/(loss) per share	$ 0.03	$ 0.01	$ 0.04	$ (0.02)
Year Ended December 31, 2009				
Revenues	$ 482,279	$520,665	$578,419	$637,796
Gross profit	170,072	180,893	225,586	266,850
Net (loss)/income	(103,547)	(61,483)	52,485	64,826
Basic (loss)/income per share	$ (0.16)	$ (0.09)	$ 0.08	$ 0.10
Diluted (loss)/income per share	$ (0.16)	$ (0.09)	$ 0.08	$ 0.10

During the first, second, third and fourth quarters of 2010, the Company recorded charges for restructuring of operations and other items, net, of $1.6 million, $5.1 million, $3.7 million and $48.5 million, respectively.

During the first, second, third and fourth quarters of 2009, the Company recorded charges for restructuring of operations and other items, net, of $25.2 million, $6.0 million, $4.7 million and $2.3 million, respectively.

In 2010, the Company's fiscal quarters ended on April 4, July 4, October 3 and December 31. In 2009, the Company's fiscal quarters ended on April 5, July 5, October 4 and December 31.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures: The Securities and Exchange Commission defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required or necessary disclosures. Our chief executive officer and chief financial officer have concluded, based on the evaluation of the effectiveness of the disclosure controls and procedures by our management with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, that our disclosure controls and procedures were effective for this purpose.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act. Internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on the results of our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8 and is incorporated herein by reference.

Changes in Internal Controls: During the fourth quarter of 2010, we did not make any change in our internal control over financial reporting that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

We have a code of ethics that our principal executive officer and senior financial officers must follow. We also have a separate code of conduct, called the Standards of Business Conduct, which applies to all directors, officers and employees. You can find these documents on our website at the following address: http://www.lsi.com/governance. We will post any amendments to the code of ethics and Standards of Business Conduct, as well as any waivers that are required to be disclosed by the rules of either the Securities and Exchange Commission or the New York Stock Exchange, on our website. You can also obtain a printed copy of any of these documents by contacting us at the following address:

LSI Corporation
1110 American Parkway NE
Room 10A-301C
Allentown, PA 18109
Attn: Response Center
Telephone: 1-800-372-2447

Apart from certain information about our executive officers that is set forth under the caption "Executive Officers of LSI" in Part I of this report and is incorporated herein by reference, the other information required by this Item is incorporated herein by reference to the applicable information in the proxy statement for our 2011 annual meeting, including the information set forth under the captions "Election of Directors — Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Structure and Composition — Audit Committee."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2011 annual meeting, including the information set forth under the captions "Executive Compensation," "Corporate Governance — Director Compensation" and "Corporate Governance — Board Structure and Composition — Compensation Committee Interlocks and Insider Participation."

The information in the section of the proxy statement for our 2011 annual meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed, and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2011 annual meeting, including the information set forth under the captions "Security Ownership" and "Equity Compensation Plan Information as of December 31, 2010."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the proxy statement for our 2011 annual meeting, including the information set forth under the captions "Related Persons Transaction Policy and Procedures" and "Corporate Governance — Board Structure and Composition."

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated by reference to the proxy statement for our 2011 annual meeting, including the information set forth under the caption "Ratification of Selection of Independent Auditors."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) Financial Statements

The following consolidated financial statements of LSI Corporation and Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

(a)(2) Financial Statement Schedule

The following financial statement schedule is filed as part of this Form 10-K:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs, Expenses or Other Accounts	Deductions*	Balance at End of Period
2010				
Accounts Receivable Allowances	$10	$12	$(12)	$10
2009				
Accounts Receivable Allowances	$10	$12	$(12)	$10
2008				
Accounts Receivable Allowances	$10	$ 7	$ (7)	$10

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

(a)(3) **Exhibits**

See Item 15(b) below.

(b) **Exhibits**

The exhibits listed in the exhibit index, which follows the signature page to this report, are filed or furnished as part of this Form 10-K.

(c) **Financial statement schedule**

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSI CORPORATION

By: /s/ ABHIJIT Y. TALWALKAR

Abhijit Y. Talwalkar
President and Chief Executive Officer

Dated: February 28, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ABHIJIT Y. TALWALKAR Abhijit Y. Talwalkar	President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2011
/s/ BRYON LOOK Bryon Look	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2011
* Charles A. Haggerty	Director	February 28, 2011
* Richard S. Hill	Director	February 28, 2011
* John H.F. Miner	Director	February 28, 2011
* Arun Netravali	Director	February 28, 2011
* Matthew J. O'Rourke	Director	February 28, 2011
* Michael G. Strachan	Director	February 28, 2011
* Gregorio Reyes	Director	February 28, 2011
* Susan Whitney	Director	February 28, 2011

*By: /s/ BRYON LOOK

Bryon Look
Attorney-in-fact
February 28, 2011

EXHIBIT INDEX

2.1.1	Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on October 9, 2007.
2.1.2	Amendment No. 1 to Asset Purchase Agreement, dated as of July 25, 2007, among STATS ChipPAC (Thailand) Limited and STATS ChipPAC Ltd. and LSI (Thai) Ltd. and LSI Corporation. Incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed on October 9, 2007.
3.1	Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on November 16, 2009.
3.2	By-laws. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 19, 2010.
4.1	Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K filed on March 2, 2009.
10.1	Form of Indemnification Agreement. Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K filed on February 22, 2008.*
10.2	LSI Corporation Severance Policy for Executive Officers. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on May 20, 2008.*
10.3.1	1991 Equity Incentive Plan. Incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8 (No. 333-96543) filed on July 16, 2002.*
10.3.2	1991 Equity Incentive Plan Nonqualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*
10.3.3	1991 Equity Incentive Plan Form of Notice of Grant of Stock Options and Option Agreement. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*
10.4.1	1995 Director Option Plan. Incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8 (No. 333-106205) filed on June 17, 2003.*
10.4.2	Form of Annual Director Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.3 to our Current Report on Form 8-K filed on April 7, 2005.*
10.4.3	Form of Notice of Grant of Stock Options and Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.4 to our Current Report on Form 8-K filed on April 7, 2005.*
10.5	1999 Nonstatutory Stock Option Plan. Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (No. 333-96549) filed on July 16, 2002.*
10.6.1	2003 Equity Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 13, 2010.*
10.6.2	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Employees. Incorporated by reference to Exhibit 10.6.2 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.3	2003 Equity Incentive Plan Form of Notice of Grant of Stock Option. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 13, 2009.*
10.6.4	2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.6.4 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.5	2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.6.5 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.6	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units. Incorporated by reference to Exhibit 10.6.6 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.7	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units (Revenue and non-GAAP operating income performance tests). Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 17, 2010.*
10.6.8	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 13, 2009.*

10.6.9 Abhijit Y. Talwalkar 2003 Equity Incentive Plan Nonqualified Stock Option Agreement, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*

10.6.10 Abhijit Y. Talwalkar Notice of Grant of Stock Option, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.50 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*+

10.7 Standalone Stock Option Agreement issued to Abhijit Y. Talwalkar. Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (No. 333-126594) filed on July 14, 2005.*

10.8.1 Agere Systems Inc. 2001 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Agere's Quarterly Report on Form 10-Q filed on May 5, 2006.*

10.8.2 Agere Systems Inc. 2001 Long Term Incentive Plan Form of Nonstatutory Stock Option Agreement. Incorporated by reference to Exhibit 10.8 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*

10.8.3 Agere Systems Inc. 2001 Long Term Incentive Plan Form of Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.7 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*

10.9 1996 Lucent Long Term Incentive Program For Agere Employees. Incorporated by reference to Exhibit 10.28 to Agere's Annual Report on Form 10-K filed on December 12, 2002.*

10.10 1997 Lucent Long Term Incentive Plan For Agere Employees. Incorporated by reference to Exhibit 10.29 to Agere's Annual Report on Form 10-K, filed December 12, 2002.*

10.11 LSI Corporation Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 18, 2009.*

10.12 Policy on Recoupment of Incentive Compensation. Incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed on February 26, 2010.*

10.13 LSI Employee Commuter Expense Reimbursement Policy. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 15, 2007.*

10.14 Agere Systems Inc. Supplemental Pension Plan. Incorporated by reference to Exhibit 10.10 to Agere's Registration Statement on Form S-1, File No. 333-51594, filed on February 7, 2001.*

10.15 Separation Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 12, 2010.*

21 List of Subsidiaries.

23 Consent of Independent Registered Public Accounting Firm.

24 Power of Attorney.

31.1 Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).

31.2 Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.**

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.**

101.INS XBRL instance document

101.SCH XBRL taxonomy extension schema document

101.CAL XBRL taxonomy extension calculation linkbase document

101.LAB XBRL taxonomy extension label linkbase document

101.PRE XBRL taxonomy extension presentation linkbase document

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* Denotes management contract or compensatory plan or arrangement.

\+ Confidential treatment has been granted with respect to certain portions of these exhibits. Redacted versions have been filed with the Securities and Exchange Commission.

** Furnished, not filed.

Note: The Securities and Exchange Commission file number for Agere Systems Inc. is 001-16397.


LSI

LETTER TO OUR STOCKHOLDERS

With an improving global economy and stronger enterprise IT spending as a backdrop, LSI made significant progress toward achieving its business model targets in 2010, growing revenues substantially and delivering much improved profitability. We generated healthy operating cash flows throughout the year, further strengthening our balance sheet. We also initiated and completed a $250 million share repurchase program during the year. We ended the year with $677 million of net cash while remaining debt free.

Over the past few years, we have invested ahead of revenue to rebuild our core businesses. We are emerging from this multi-year investment cycle and are well positioned for the future with differentiated products, leading technology and significant design wins with Tier 1 customers worldwide. We are now at the forefront of a strong pipeline of designs expected to transition to production beginning in 2011 that should fuel new revenue growth in the coming years.

In our server and storage connectivity area, we extended our leading position in serial-attached SCSI (SAS) solutions through performance and time-to-market advantages. In 2010, our SAS product line revenues significantly outpaced both server and external storage unit growth rates as a result of share gains at OEMs and new products that increased our participation. In server SAS, we secured 6-gigabit SAS design wins for Intel's new Romley platform with Cisco, Dell, Fujitsu, Hitachi, IBM, NEC, Oracle, Supermicro and Toshiba. In external storage SAS, we doubled our revenue and now hold more than 35% market share.

In server RAID, which includes our MegaRAID® and 3ware® storage controllers, LSI maintained its number one OEM market share position, while further extending our performance and feature leadership. Shipments of these products to system builders and system integrators rose dramatically year over year, with LSI also taking the top spot in distribution channel sales.

To capitalize on growing opportunities in the flash market, we introduced our WarpDrive™ PCI Express-based solid-state storage card into the distribution channel, with several major OEMs also expected to ship them in 2011. Additionally, we secured multiple design wins for custom flash controllers that target enterprise applications, which we expect to begin shipping in 2011.

In hard disk drive (HDD) semiconductors, we increased shipments of our system-on-chip products (SoCs) to Seagate and Hitachi, and we are now sampling our newly released, second-generation 40-nanometer read channel IC, which enables higher capacity, lower power consumption and high performance for the notebook, desktop and enterprise HDD market segments. We also began shipping new enterprise SoCs to Seagate, and expect to ship in volume in 2011.

In our networking area, we experienced strong momentum as shipments of LSI network processors, digital signal processors (DSPs) and custom silicon solutions increased to such market-leading customers as Alcatel-Lucent, Cisco, Ericsson, Huawei, Nokia Siemens and ZTE. We gained market share in the wireless area, driven by increased volumes of our DSPs and network processors incorporated into base stations and media gateways offered by our Tier 1 customers. We also announced the industry's first end-to-end wireless infrastructure portfolio that provides a single platform for the development of next-generation mobile networks.

In enterprise switching and connectivity, we began shipping our Gigabit Ethernet PHY to a leading PC chipset maker and secured a next-generation design with them which should extend this revenue stream into the future. In addition, LSI is now participating in the adoption of 10 gigabit (10G) Ethernet and Fibre Channel over Ethernet technologies in the data center through our 10G custom silicon solutions targeting server and switching platform applications.

While LSI has made meaningful progress over the last few years, we continue to focus sharply on taking the steps necessary to drive our business forward and enable new levels of success. To that end, we recently announced that we will sell our external storage systems business to NetApp.

By becoming a pure-play storage and networking semiconductor company, LSI can accelerate the achievement of our current business model and establish a richer business model target. When the transaction is complete, LSI will be one of the industry's largest storage and networking semiconductor companies, and we will be well positioned to deliver greater shareholder value over time.

As part of the announcement, we also reported that we expected to use the proceeds of the sale plus additional cash to repurchase up to $750 million of our stock, underscoring our belief in the future earnings power of LSI as a pure-play semiconductor company.

In 2011, we are celebrating a major milestone — the 30th anniversary of our founding as a company and a driving force in the evolution of our industry. Throughout the last three decades we have continued to build on our proud heritage of technology and industry leadership. Today we fuel a rich pipeline of storage and networking innovations, and count the world's leading technology companies among our customers. Ultimately, we have transformed LSI into a focused, efficient and extremely competitive organization intent on maximizing shareholder value as we go forward.



Abhi Talwalkar
President and Chief Executive Officer
LSI Corporation

March 28, 2011